As filed with the Securities and Exchange Commission on June 10, 2003

                                                              File No. 000-50182
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                     --------------------------------------

                                AMENDMENT NO. 2
                                       TO

                                    FORM 10/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                     --------------------------------------


                                Ferrellgas, L.P.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              Delaware                                  43-1698481
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(State of incorporation or organization     (I.R.S. Employer Identification No.)


  One Liberty Plaza, Liberty, Missouri                      64068
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(Address of principal executive offices)                 (Zip code)


Registrant's telephone number, including area code: (816) 792-1600



Securities to be registered pursuant to Section 12(b) of the Act: None



Securities to be registered pursuant to Section 12(g) of the Act:


                            Limited Partner Interests
               -------------------------------------------------
                                (Title of Class)




                            REDUCED DISCLOSURE FORMAT

 THE REGISTRANT MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTION (I)(1)(A) AND (B) OF FORM 10-K AND IS THEREFORE FILING THIS AMENDMENT NO. 2 TO FORM 10/A
                       WITH THE REDUCED DISCLOSURE FORMAT.


================================================================================

                                EXPLANATORY NOTE

     On February 18, 2003, we filed with the Securities and Exchange  Commission
(SEC) our General Form for Registration of Securities on Form 10. On May 6, 2003, we filed with the SEC our General Form for Registration of Securities on Form 10/A primarily to update our consolidated financial statements for each of the three years in the period ended July 31, 2002 with some additional clarifying disclosures and to include the recently completed quarterly period ended January 31, 2003. On June 6, 2003, we filed with the SEC Amendment No. 1 to our General Form for Registration of Securities on Form 10/A primarily to restate our consolidated statements of cash flows related to our accounts receivable securitizations for the years ended July 31, 2002 and 2001, and the six months ended January 31, 2003 and 2002. This information was previously shown in the consolidated statements of cash flows on a net basis in the section "Cash Flows from Investing Activities" and is now shown on a gross basis in the section "Cash Flows from Operating Activities" and includes a disaggregation for the proceeds from new accounts receivable securitizations to the gross amounts previously provided in Note E to the consolidated financial statements for the years ended July 31, 2002 and 2001, as filed in our General Form for Registration of Securities on Form 10/A. The restatement necessitated amending Note E to our consolidated financial statements for the years ended July 31, 2002 and 2001 by restating the gross information to our consolidated statements of cash flows.

     This Amendment No. 2 to our General Form for Registration of Securities on Form 10/A is being filed to explain the restatement by including the addition of a Note P to our consolidated financial statements for the years ended July 31, 2002 and 2001 and a Note N to our condensed consolidated financial statements for the six months ended January 31, 2003 and 2002.

     It is important to note that this amended filing has no effect on our aggregate "Increase (decrease) in cash and cash equivalents" for the 2002 and 2001 fiscal years, or the six months ended January 31, 2003 and 2002 but merely to describe the restatement of our cash flows. Our aggregate "Increase (decrease) in cash and cash equivalents" for the 2002 and 2001 fiscal years , or the six months ended January 31, 2003 and 2002 remain the same as initially disclosed in our General Form for Registration of Securities on Form 10 filed on February 18, 2003. Additionally, other than as stated above, this restatement has no impact on our previously reported consolidated financial statements and accompanying notes for our 2002, 2001 and 2000 fiscal years or the six months ended January 31, 2003 and 2002.

      The amendments being made pursuant to this Amendment No. 2 are as follows:

o Item 13. "Financial Statements and Supplementary Data" has been restated to include Note P to our consolidated financial statements for the years ended July 31, 2002 and 2001 and Note N of the accompanying condensed consolidated financial statements for the six months ended January 31, 2003 and 2002 to explain the restatement to our consolidated statements of cash flows. See "Consolidated Statements of Cash Flows" and Note P of the accompanying consolidated financial statements for the years ended July 31, 2002 and 2001 and "Condensed Consolidated Statements of Cash Flows" and Note N of the accompanying condensed consolidated financial statements for the six months ended January 31, 2003 and 2002; and

o Item 15. "Financial Statements and Exhibits" has been restated for the purpose of adding an explanatory paragraph to the audit opinion of the financial statement schedules which now includes a reference to the restatement of the consolidated statements of cash flows.

Except as described above, no other changes have been made to our General Form for Registration of Securities on Form 10, our General Form for Registration of Securities on Form 10/A, or Amendment No. 1 to our General Form for Registration of Securities on Form 10/A. For the convenience of the reader, this Amendment No. 2 sets forth the complete text of Items 13 and 15, rather than just the amended portions thereof. The filing of this Amendment No. 2 is not an admission that our initial General Form for Registration of Securities on Form 10, our General Form for Registration of Securities on Form 10/A or our Amendment No. 1 to our General Form for Registration of Securities on Form 10/A, when made, knowingly included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

     Ferrellgas Partners, L.P. (Ferrellgas Partners) is our sole limited partner, holding an approximate 99% limited partner interest. This interest constitutes all of our issued and outstanding equity securities. Ferrellgas, Inc. is the general partner for both Ferrellgas Partners and us. We account for substantially all of the consolidated assets, sales and operating earnings of Ferrellgas Partners.

     Because of this structure, and other than as described in this registration statement, there are no other material differences between the description of our business, operations and financial condition and that of Ferrellgas Partners. Ferrellgas Partners is a reporting company under the Exchange Act and has filed all the material required to be filed pursuant to section 13, 14 or 15(d) thereof, as applicable. Those filings include its:

     o    Annual Report on Form 10-K for the fiscal year ended July 31, 2002;

     o Amendment No. 1 to its Annual Report on Form 10-K/A for the fiscal year ended July 31, 2002;

     o Amendment No. 2 to its Annual Report on Form 10-K/A for the fiscal year ended July 31, 2002;

     o Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2002;

     o Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2003;

     o Quarterly Report on Form 10-Q/A for the quarterly period ended January 31, 2003;

     o    Current Report on Form 8-K furnished on September 13, 2002;

     o    Current Report on Form 8-K filed on September 24, 2002;

     o    Current Report on Form 8-K furnished on November 19, 2002;

     o    Current Report on Form 8-K furnished on February 3, 2003;

     o    Current Report on Form 8-K filed on February 18, 2003;

     o    Current Report on Form 8-K furnished on February 19, 2003;

     o    Current Report on Form 8-K filed on May 6, 2003;

     o    Current Report on Form 8-K furnished on May 21, 2003; and

     o    Current Report on Form 8-K furnished on May 29, 2003.

Items 1, 2, 3, 6, 7, 7A and 14 of the Annual Report on Form 10-K are incorporated by reference into this registration statement and are filed as
Exhibit 99.1. Amendment No. 1 and Amendment No. 2 to the Annual Report on Form 10-K/A, the Quarterly Reports on Form 10-Q and Form 10-Q/A and the Current Reports on Form 8-K including, as applicable, the exhibits thereto, are incorporated by reference into this registration statement in their entirety and are filed as Exhibits 99.2 through 99.15, respectively. Exhibits 99.1 through
99.15 are referred to collectively within this registration statement as the "periodic filings."

ITEM 1.  BUSINESS.

     Incorporated by reference from the periodic filings.

ITEM 2.  FINANCIAL INFORMATION.

     Please note that the following information represents particular differences between our financial information and that of Ferrellgas Partners. To the extent the financial information we have incorporated by reference into this registration statement differs from the financial information presented below, you should rely on the financial information below.

Selected Financial Data

                    The following table presents our selected
                     consolidated historical financial data:

                                                                         Ferrellgas, L.P.
                                                                          (in thousands)
                                   ----------------------------------------------------------------------------------------------
                                                                                                              Six months ended
                                                           Year Ended July 31,                                   January 31,
                                   -------------------------------------------------------------------   ------------------------
                                       2002          2001          2000          1999          1998          2003          2002
                                   -----------   -----------   -----------   -----------   -----------   -----------   ----------
Income Statement Data:
Total revenues                     $ 1,034,796   $ 1,468,670   $   959,023   $   633,349   $   623,775   $   680,780   $  600,981
Interest expense                        43,972        47,686        43,251        31,107        33,615        22,442       22,466
Earnings before cumulative
 effect of change
 in accounting principles               76,359        82,032        16,069        17,690        20,671        81,365       63,174
Cash distributions declared            100,042        86,841        78,756        80,240        78,974        50,008       49,997

Balance Sheet Data at end of
period:
Working capital [deficit]          $     9,099   $    23,831   $   (4,640)   $   (2,692)   $     2,632   $    41,504   $   63,247
Total assets                           882,233       892,778       964,944       653,278       618,444     1,151,937      943,744
Long-term debt                         543,858       544,782       558,118       423,840       347,222       682,577      565,223
Partners' capital:                     182,272       198,771       201,118        89,664       149,523       274,495      216,901

Operating Data:
Retail propane sales volumes
(in gallons)                           831,592       956,718       846,664       680,477       659,932       532,414      480,305

Capital expenditures
   Maintenance                     $     9,576   $    11,996   $     8,917   $    10,505   $    10,569   $     5,607   $    8,520
   Growth                                4,826         3,152        11,838        15,238        10,060         1,902        1,420
   Technology initiative                30,070           100            --            --            --         9,039        6,100
   Tank lease buyout                        --            --            --            --            --       155,600           --
   Acquisition                          10,962         1,417       310,260        48,749        13,003        37,797       10,916
                                   -----------   -----------   -----------   -----------   -----------   -----------   ----------
Total                              $    55,434   $    16,665   $   331,015   $    74,492   $    33,632   $   209,945   $   26,956
                                   ===========   ===========   ===========   ===========   ===========   ===========   ==========

     Depreciation and amortization expense decreased significantly in the year ended July 31, 2002, due to the elimination of goodwill amortization and in the year ended July 31, 2001, due to a change in the estimated residual value of our customer and storage tanks.

     Our capital expenditures fall generally into four categories:

     o maintenance capital expenditures, which include capitalized expenditures for the replacement and betterment of property, plant and equipment. We capitalize replacement and betterments that (i) are greater than $1,000, (ii) upgrade or completely rebuild major mechanical components and (iii) extend the original book life of the equipment;

     o growth capital expenditures, which include expenditures for purchases of new propane tanks and other equipment to facilitate expansion of our customer base and operating capacity;

     o technology and process enhancement initiative capital expenditures, which include expenditures for purchase of computer hardware and software and the development of new software; and

     o acquisition capital expenditures, which include expenditures related to the acquisition of retail propane operations. Acquisition capital expenditures represent the total cost of acquisitions less working capital acquired.

     Our fiscal 2001 capital expenditures do not include a $4.6 million adjustment made in the second fiscal quarter of fiscal 2001 to working capital related to a final valuation adjustment to record the acquisition of Thermogas in December 1999. We acquired Thermogas for a total acquisition cost, less working capital acquired, of approximately $307.0 million. The Thermogas acquisition contributed a significant increase in our total revenues, interest expense, net earnings, operating income, depreciation and amortization, in the year ended July 31, 2001 as compared to the year ended July 31, 2000. This acquisition also contributed to a significant increase in total assets, long-term debt and partners' capital as of July 31, 2000, as compared to July 31, 1999.

     We adopted Statement of Financial Standards No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" beginning in the year ended July 31, 2003. As a result the extraordinary loss on early extinguishments of debt recorded in the year ended July 31, 1999, is no longer classified as an extraordinary item. Instead this item has been reclassified as a nonoperating expense titled "early extinguishments of debt expense."

Management's Discussion and Analysis of Financial Condition and Results of Operations

     Our management's discussion and analysis of financial condition and results of operations are incorporated by reference from the periodic filings. The only material differences between our expenses and those of Ferrellgas Partners are the following:

     o both we and Ferrellgas Partners have outstanding indebtedness, meaning our interest expense is different than that of Ferrellgas Partners;
          see pages F-3 and F-11 in our condensed consolidated financial statements and pages F-20 and F-21 in the notes to our consolidated financial statements;

     o during fiscal 2001, Ferrellgas Partners incurred $3.3 million in other charges related to the modification of the terms of its senior units; and

     o during the first quarter of fiscal 2003, Ferrellgas Partners incurred $7.1 million in expenses related to the early extinguishment of particular debt of Ferrellgas Partners.

Quantitative and Qualitative Disclosures about Market Risk

         Incorporated by reference from the periodic filings.

ITEM 3.  PROPERTIES.

         Incorporated by reference from the periodic filings.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         Not required pursuant to reduced disclosure format.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

         Not required pursuant to reduced disclosure format.

ITEM 6.  EXECUTIVE COMPENSATION.

         Not required pursuant to reduced disclosure format.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Not required pursuant to reduced disclosure format.

ITEM 8.  LEGAL PROCEEDINGS.

         Incorporated by reference from the periodic filings.

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
           RELATED STOCKHOLDER MATTERS.

     Ferrellgas Partners is our sole limited partner, with an approximate 99% limited partner interest. Our general partner, Ferrellgas, Inc., holds an approximate 1% general partner interest in us. There is no established public trading market for our limited partner interests.

     Pursuant to our partnership agreement, we distribute quarterly approximately 99% of all of our available cash to Ferrellgas Partners and approximately 1% to our general partner. Available cash is generally defined as consolidated cash receipts less consolidated cash disbursements and changes in cash reserves established by our general partner for future requirements. To the extent necessary, we will generally reserve cash inflows from the second and third fiscal quarters for distribution in the first and fourth fiscal quarters. Based upon our current financial condition and results of operations, our general partner currently believes that during our fiscal year 2003 we will be able to make quarterly cash distributions to Ferrellgas Partners and our general partner comparable to those quarterly distributions made during our last two fiscal years, however, no assurances can be given that such distributions will be made or the amount of such distributions. For restrictions on our ability to make distributions, please see the periodic reports.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     Pursuant to a Note Purchase Agreement dated as of February 28, 2000, we sold:

     o $21,000,000 aggregate principal amount of 8.68% Senior Notes, Series A, due August 1, 2006;

     o $70,000,000 aggregate principal amount of 8.78% Senior Notes, Series B, due August 1, 2007; and

     o $93,000,000 aggregate principal amount of 8.87% Senior Notes, Series C, due August 1, 2009.

These sales were exempt from registration under Section 4(2) of the Securities Act, no public offering being involved.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     Ferrellgas Partners is our sole limited partner, with an approximate 99% limited partner interest. That limited partner interest entitles Ferrellgas Partners to participate in distributions and exercise the rights and privileges available to our sole limited partner under our partnership agreement. A copy of our partnership agreement is filed as an exhibit to this registration statement and incorporated by reference. That agreement should be consulted for a more detailed explanation of the rights and privileges of our sole limited partner.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Ferrellgas, L.P.

We have no employees, officers or directors. We are managed and operated by the employees, officers and directors of its general partner, Ferrellgas, Inc.

     Our partnership agreement provides that we, subject to any limitations expressly provided in our partnership agreement, will indemnify and hold harmless to the fullest extent permitted by current applicable law or as such law may hereafter be amended (but, in the case of any such amendment, only to the extent that the amendment permits either partnership to provide broader indemnification rights) particular persons (each, an "Indemnitee") from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of their status as:

     o our general partner, a former general partner, or any of their affiliates;

     o    an officer, director, employee, partner, agent or trustee of ours, our
          general  partner,   any  former  general  partner,  or  any  of  their
          affiliates; or

     o a person or entity serving at our request in another entity in a similar capacity.

     This indemnity is available only if the Indemnitee acted in good faith, in a manner in which the Indemnitee believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo-contendere, or its equivalent, shall not of itself create a presumption that the Indemnitee acted in a manner contrary to that specified in the immediately preceding sentence. Any indemnification shall be made only out of our assets and our general partner shall not be personally liable for any indemnification and shall have no obligation to contribute or loan any money or property to us to enable us to effectuate any indemnification. In no event may an Indemnitee subject our limited partner to personal liability by reason of being entitled to indemnification.

     To the fullest extent permitted by current applicable law or as such law may hereafter be amended (but, in the case of such amendment, only to the extent that the amendment permits either partnership to provide broader indemnification rights), expenses (including, without limitation, legal fees and expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by us prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by us of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that the Indemnitee is not entitled to indemnification.

     We have, to the extent commercially reasonable, purchased and currently maintain (or reimburse our general partner or its affiliates for the cost of) insurance, on behalf of our general partner and such other persons or entities as our general partner has determined, including particular other Indemnitees, against any liability that may be asserted against or expenses that may be incurred by such person or entity in connection with our activities or in connection with such person's or entity's activities related to us in such person's or entity's professional capacity, regardless of whether we would have the power to indemnify such person or entity against such liability under the provisions of our partnership agreement.

     An Indemnitee shall not be denied indemnification by us, in whole or in part, because the Indemnitee had an interest in the transaction with respect to which the indemnification applies so long as the transaction was otherwise permitted by the terms of our partnership agreement. Notwithstanding anything to the contrary set forth in our partnership agreement, no Indemnitee shall be liable for monetary damages to us, our limited partner, its assignees or any other persons or entities who have acquired partnership interests in Ferrellgas Partners, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith. Also, our general partner shall not be responsible for any misconduct or negligence on the part of any agent appointed by our general partner in good faith to exercise any of the powers granted to our general partner or to perform any of the duties imposed upon it pursuant to our partnership agreement.

Ferrellgas, Inc.

     The Certificate of Incorporation, as amended, and bylaws of Ferrellgas, Inc. also provide for similar indemnification rights and benefits for its officers and directors from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any officer or director of Ferrellgas, Inc. may be involved, or is threatened to be involved, as a party or otherwise; provided, however, the officers or directors must have acted in good faith, in a manner in which such person or entity believed to be in, or not opposed to, the best interests of Ferrellgas, Inc. and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Ferrellgas, Inc. is also under similar obligations to advance expenses to its officers and directors relating to indemnified claims and Ferrellgas, Inc. has, to the extent commercially reasonable, purchased and currently maintains insurance on behalf of its officers and directors.

     Furthermore, the directors of Ferrellgas, Inc. are not personally liable to Ferrellgas, Inc. or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to Ferrellgas, Inc. or its stockholders;

     o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o for unlawful payments of dividends or unlawful stock repurchases or redemptions under Section 174 of the General Corporation Law of the State of Delaware; or

     o for any transaction from which the director derived an improper personal benefit.

     Ferrellgas, Inc. has also entered into employment agreements with some of its directors and officers. Pursuant to these employment agreements, Ferrellgas, Inc. has contractually agreed to indemnify these officers and directors generally in accordance with the indemnification terms and provisions set forth above. Some of these employment agreements also provide that Ferrellgas, Inc. shall indemnify such director or officer when they were or are a party or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Ferrellgas, Inc. to procure a judgment in its favor by reason of the fact that such director or officer is or was a director or officer of Ferrellgas, Inc., or is or was serving at the request of Ferrellgas, Inc. as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such director or officer in connection with the defense or settlement of such action or suit if such director or officer acted in good faith and in a manner that such director or officer reasonably believed to be in, or not opposed to, the best interests of Ferrellgas, Inc. and except that no indemnification pursuant to the employment agreements shall be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to Ferrellgas, Inc. unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such directors or officers are fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Generally, any indemnification under these employment agreements (unless ordered by a court) shall be made by Ferrellgas, Inc. only as authorized in each specific case upon a determination, in accordance with the procedures set forth in the applicable employment agreement, that indemnification of such director or officer is proper in the circumstances because such director or officer has met the applicable standard of conduct set forth in their particular employment agreement. Such determination shall be made:

     o by a majority vote of the board of directors of Ferrellgas, Inc. who are not parties to such action, suit or proceeding, even though less than a quorum;

     o if there are no such directors or, if such directors so direct, by independent legal counsel in a written opinion; or

     o    by the stockholders of Ferrellgas, Inc.

Also, if such director or officer institutes any legal action to enforce such director's or officer's rights under their employment agreement, or to recover damages for breach of their employment agreement, such director or officer, if such director or officer prevails in whole or in part, shall be entitled to recover from Ferrellgas, Inc. all fees and expenses (including attorneys' fees) incurred by such director or officer in connection therewith.

     None of the indemnification rights described herein are exclusive of any other rights to which an Indemnitee, or other applicable person, may be entitled under any bylaw, agreement, vote of stockholders, unitholders or disinterested directors, as a matter of law or otherwise, both as to action in the Indemnitee's, or other applicable person's, official capacity with us or Ferrellgas, Inc. and as to action in another capacity while holding such office, and shall continue after the Indemnitee, or other applicable person, has ceased to be an officer or director of either us or Ferrellgas, Inc., and shall inure to the benefit of the heirs, executors and administrators of the Indemnitee, or other applicable person.



ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     See Item 15. Financial Statements and Exhibits.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Not applicable.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

     (a)  1.  Financial Statements.
              ---------------------
              See Financial Statements beginning on page F-1.

          2. Financial Statement Schedule.
             -----------------------------
             See Financial Statement Schedule beginning on page S-1.

     (b)  Exhibits.
          ---------
             The exhibits set forth under "Index to Exhibits" beginning on page E-1 are filed as part of this Amendment No. 2 to this registration statement on Form 10/A. Those exhibits required by Item 601 of Regulation S-K of the Securities Act, which are not set forth under Index to Exhibits, are not applicable.

                        INDEX TO FINANCIAL STATEMENTS AND
                          FINANCIAL STATEMENT SCHEDULES

FINANCIAL STATEMENTS                                                      Page
--------------------                                                      ------

Ferrellgas, L.P. and Subsidiaries

Condensed Consolidated Balance Sheets - January 31, 2003
   and July 31, 2002 (unaudited).......................................... F-2

Condensed Consolidated Statements of Earnings - Three and six months ended January 31, 2003 and 2002 (unaudited)............................ F-3

Condensed Consolidated Statements of Partners' Capital - Six months ended January 31, 2003 (unaudited)..................................... F-4

Condensed Consolidated Statements of Cash Flows - Six months ended
   January 31, 2003 and 2002 (unaudited) (as restated).................... F-5

Notes to Condensed Consolidated Financial Statements  - Six months ended January 31, 2003 (unaudited)..................................... F-6

Independent Auditors' Report.............................................. F-13

Consolidated Balance Sheets - July 31, 2002 and 2001.......................F-14

Consolidated Statements of Earnings - Years ended
   July 31, 2002, 2001, and 2000...........................................F-15

Consolidated Statements of Partners' Capital -
   Years ended July 31, 2002, 2001, and 2000...............................F-16

Consolidated Statements of Cash Flows -
   Years ended July 31, 2002 (as restated), 2001 (as restated), and 2000...F-17

Notes to Consolidated Financial Statements.................................F-18

FINANCIAL STATEMENT SCHEDULE
----------------------------

Ferrellgas, L.P. and Subsidiaries

Independent Auditors' Report on Schedule...................................S-1

Schedule II
Valuation and Qualifying Accounts for the years
   ended July 31, 2002, 2001 and 2000......................................S-2

                        FERRELLGAS, L.P. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)
                                  (unaudited)

ASSETS                                                       January 31, 2003         July 31, 2002
----------------------------------------------              -------------------    -------------------

Current Assets:
  Cash and cash equivalents                                 $           26,165     $          19,388
  Accounts and notes receivable, net                                   113,101                74,274
  Inventories                                                           71,739                48,034
  Prepaid expenses and other current assets                              7,646                 8,645
                                                            -------------------    -------------------
    Total Current Assets                                               218,651               150,341

  Property, plant and equipment, net                                   687,426               506,531
  Goodwill                                                             124,190               124,190
  Intangible assets, net                                               103,130                98,170
  Other assets, net                                                     18,540                 3,001
                                                            -------------------    -------------------
    Total Assets                                            $        1,151,937     $         882,233
                                                            ===================    ===================

LIABILITIES AND PARTNERS' CAPITAL
----------------------------------------------
Current Liabilities:

  Accounts payable                                          $          100,348     $          54,316
  Other current liabilities                                             76,799                86,926
                                                            -------------------    -------------------
    Total Current Liabilities                                          177,147               141,242

  Long-term debt                                                       682,577               543,858
  Contingencies and commitments                                              -                     -
  Other liabilities                                                     17,718                14,861

Partners' Capital
  Limited partner                                                      273,631               183,173
  General partner                                                        2,793                 1,871
  Accumulated other comprehensive loss                                  (1,929)               (2,772)
                                                            -------------------    -------------------
    Total Partners' Capital                                            274,495               182,272
                                                            -------------------    -------------------
    Total Liabilities and Partners' Capital                 $        1,151,937     $         882,233
                                                            ===================    ===================

         See notes to these condensed consolidated financial statements.

                        FERRELLGAS, L.P. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                      (in thousands, except per unit data)
                                   (unaudited)

                                                         For the three months ended           For the six months ended
                                                       ---------------------------------------------------------------
                                                         January 31,       January 31,       January 31,        January 31,
                                                            2003              2002              2003              2002
                                                       --------------    --------------    ---------------   -------------
Revenues:
   Propane and other gas liquids sales                    $ 439,301         $ 331,129         $ 634,201        $ 555,414
   Other                                                     25,165            24,609            46,579           45,567
                                                       --------------    --------------    ---------------   --------------
    Total revenues                                          464,466           355,738           680,780          600,981

Cost of product sold (exclusive of depreciation,
shown with amortization below)                              254,718           176,591           378,390          326,538
                                                       --------------    --------------    ---------------   --------------

Gross profit                                                209,748           179,147           302,390          274,443

Operating expense                                            79,406            70,373           147,834          137,500
Depreciation and amortization expense                        10,261            10,765            20,156           22,219
General and administrative expense                            7,759             6,632            14,661           13,457
Equipment lease expense                                       5,528             6,086            11,520           12,631
Employee stock ownership plan compensation charge             1,639             1,274             3,034            2,583
Loss on disposal of assets and other                          1,125               432             1,796            1,278
                                                       --------------    --------------    ---------------   --------------

Operating income                                            104,030            83,585           103,389           84,775

Interest expense                                            (11,687)          (11,318)          (22,442)         (22,466)
Interest income                                                 360               540               418              865
                                                       --------------    --------------    ---------------   --------------

Earnings before cumulative effect of change in
   accounting principle                                      92,703            72,807            81,365           63,174

Cumulative effect of change in accounting
principle                                                         -                 -            (2,782)               -
                                                       --------------    --------------    ---------------   --------------
Net earnings                                                $92,703           $72,807           $78,583          $63,174
                                                       ==============    ==============    ===============   ==============


         See notes to these condensed consolidated financial statements.

                        FERRELLGAS, L.P. AND SUBSIDIARIES

              CONDENSED CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL
                                 (in thousands)
                                   (unaudited)

                                                   Limited         General       Accumulated other            Total
                                                   partner         partner       comprehensive loss     partners' capital
                                               ------------    ------------     -------------------     -----------------

August 1, 2002                                 $    183,173    $      1,871     $     (2,772)            $    182,272

 Contribution in connection with
  ESOP compensation charge                            3,004              30                -                    3,034

 Quarterly cash and accrued distributions           (49,503)           (505)               -                  (50,008)

Net assets contributed by Ferrellgas
  Partners and General Partner in connection
  with Acquisitions                                  59,168             603                -                   59,771

 Comprehensive income:
   Net earnings                                      77,789             794                -                   78,583
   Other comprehensive income:
     Risk management fair value adjustment                -               -              843                      843
                                                                                                        -----------------
 Comprehensive income                                                                                          79,426

                                               ------------    ------------     -------------------     -----------------
January 31, 2003                               $    273,631    $      2,793     $     (1,929)           $     274,495
                                               ============    ============     ===================     =================


         See notes to these condensed consolidated financial statements.

                        FERRELLGAS, L.P. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                   (unaudited)

                                                                      For the six months ended
                                                                -----------------------------------
                                                                January 31, 2003   January 31, 2002
                                                                ----------------   ----------------
                                                                 (as restated*)     (as restated*)
Cash Flows From Operating Activities:
 Earnings before cumulative effect of change in
   accounting principle                                         $        81,365    $        63,174
 Adjustments to reconcile earnings before cumulative effect
   of change in accounting principle to net cash provided by
   operating activities:
 Depreciation and amortization expense                                   20,156             22,219
 Employee stock ownership plan compensation charge                        3,034              2,583
 Other                                                                    4,614                506
 Changes in operating assets and liabilities net of
    effects from business acquisitions:
    Accounts and notes receivable                                      (111,337)           (58,063)
    Inventories                                                         (20,391)            13,812
    Prepaid expenses and other current assets                             1,285                615
    Accounts payable                                                     46,012             15,230
    Other current liabilities                                            (7,610)           (10,246)
    Other liabilities                                                      (315)               436
Accounts receivable securitization:
 Proceeds from new accounts receivable securitizations                    60,000            10,000
 Proceeds from collections reinvested in revolving period
    accounts receivable securitizations                                  303,837           307,827
 Remittance of amounts collected as servicer
    on accounts receivable securitizations                             (303,837)          (329,827)
                                                                ----------------   ----------------
  Net cash provided by operating activities                              76,813             38,266
                                                                ----------------   ----------------

Cash Flows From Investing Activities:
 Business acquisitions, net of cash acquired                             (2,121)            (6,489)
 Capital expenditures - tank lease buyout                              (155,600)                 -
 Capital expenditures - technology initiative                           (10,993)            (6,100)
 Capital expenditures - other                                            (7,509)            (9,940)
 Other                                                                    1,511              7,975
                                                                ----------------   ----------------
  Net cash used in investing activities                                (174,712)           (14,554)
                                                                ----------------   ----------------

Cash Flows From Financing Activities:
 Distributions                                                          (50,048)           (49,997)
 Proceeds from issuance of debt                                         140,000             30,107
 Principal payments on debt                                              (1,559)           (11,655)
 Net additions to short-term borrowings                                       -              8,135
 Cash paid for financing costs                                           (1,896)                 -
 Cash contribution from partners                                         18,179                  -
                                                                ----------------   ----------------
  Net cash provided by (used in) financing activities                   104,676            (23,410)
                                                                ----------------   ----------------

Increase in cash and cash equivalents                           $         6,777    $           302
Cash and cash equivalents - beginning of period                          19,388             25,171
                                                                ----------------   ----------------
Cash and cash equivalents - end of period                       $        26,165    $        25,473
                                                                ================   ================

*See Note N to these condensed consolidated financial statements.


         See notes to these condensed consolidated financial statements.

                        FERRELLGAS, L.P. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                             (Dollars in thousands)
                                   (unaudited)

A.  Principles of Consolidation

The condensed consolidated financial statements of Ferrellgas, L.P. (Ferrellgas) and subsidiaries reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the interim periods presented. All adjustments to the condensed consolidated financial statements were of a normal, recurring nature. The information included in this Quarterly Report should be read in conjunction with the financial statements and accompanying notes included in Ferrellgas' Annual Report for the year ended July 31, 2002.

B.  Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates. Significant estimates impacting the condensed consolidated financial statements include accruals that have been established for product liability and other claims.

C.   Reclassifications

Certain reclassifications have been made to the six months ended January 31, 2002 condensed consolidated financial statements to conform to the six months ended January 31, 2003 condensed consolidated financial statements presentation.

D.   Nature of operations

Ferrellgas is engaged primarily in the retail distribution of propane and related equipment and supplies in the United States. The retail market is seasonal because propane is used primarily for heating in residential and commercial buildings. Therefore, the results of operations for the three and six months ended January 31, 2003 and 2002 are not necessarily indicative of the results to be expected for a full fiscal year.

E.   Supplemental Financial Statement Information:

Inventories consist of:

                                                January 31,          July 31,
                                                   2003                2002
                                             ---------------     ---------------
       Propane gas and related products         $54,311             $29,169
       Appliances, parts and supplies            17,428              18,865
                                             ---------------     ---------------
                                                $71,739             $48,034
                                             ===============     ===============

     In addition to inventories on hand, Ferrellgas enters into contracts to buy and sell product, primarily propane for supply procurement purposes. Nearly all of these contracts have terms of less than one year and most call for payment based on market prices at the date of delivery. All fixed price contracts have terms of less than one year. As of January 31, 2003, Ferrellgas had committed, for supply procurement purposes, to make net delivery of approximately 5.7 million gallons of propane at a fixed price.

Property, plant and equipment, net consist of:

                                                January 31,        July 31,
                                                   2003             2002
                                             ---------------     ---------------
       Property, plant and equipment            $999,988            $810,416
       Less:  accumulated depreciation           312,562             303,885
                                             ---------------     ---------------
                                                $687,426            $506,531
                                             ===============     ===============

On December 10, 2002, Ferrellgas purchased propane tanks and related assets for $155.6 million that were previously leased. See Note F for a discussion regarding the funding of this purchase.

Intangible assets consist of:

                                               January 31, 2003                                July 31, 2002
                                  -------------------------------------------   --------------------------------------------
                                     Gross                                         Gross
                                    Carrying      Accumulated                     Carrying       Accumulated
                                     Amount       Amortization        Net          Amount       Amortization        Net
                                  ------------ ----------------- ------------   -------------- ----------------  -----------
     Customer lists                 $217,465      $(129,112)        $88,353       $208,662        $(124,860)       $83,802
     Non-compete agreements           65,354        (50,577)         14,777         62,893          (48,525)        14,368
                                  ------------ ----------------- ------------   -------------- ----------------  -----------
     Total                          $282,819      $(179,689)       $103,130       $271,555        $(173,385)       $98,170
                                  ============ ================= ============   ============== ================  ===========

Aggregate Amortization Expense:

                                                     2003             2002
                                                --------------  ---------------
     For the six months ended January 31,           $6,304           $7,982

Estimated Amortization Expense:


       For the year ended July 31,
       2003                                                 $12,275
       2004                                                  11,742
       2005                                                  11,570
       2006                                                  10,691
       2007                                                  10,051

Other assets, net consist of:

                                                   January 31,      July 31,
                                                     2003             2002
                                                ---------------  ---------------
      Debt issue costs, net                         $3,261           $2,399
      Investment in unconsolidated subsidiary       14,291                -
      Other                                            988              602
                                                ---------------  ---------------
                                                   $18,540           $3,001
                                                ===============  ===============

On December 10, 2002, Ferrellgas refinanced its $157.0 million bank credit facility with an amended $307.5 million bank credit facility, which will terminate on April 28, 2006, unless extended or renewed. Debt issue costs of $1.9 million, of which $1.3 million is classified as other assets, related to this refinancing, were capitalized and will be amortized to interest expense through 2006.

During the six months ended January 31, 2003, Ferrellgas increased its investment in the subsidiary in connection with the increase in receivables transferred to Ferrellgas Receivables, LLC.

Loss on disposal of assets and other consist of:

                                                    For the three months ended     For the six months ended
                                                    --------------------------    ---------------------------
                                                    January 31,    January 31,    January 31,     January 31,
                                                       2003           2002          2003             2002
                                                    -----------    -----------    -----------     -----------
   Loss on disposal of assets                         $  546         $  290        $  786          $  569
   Loss on transfer of accounts receivable related
     to the accounts receivable securitization           910            585         1,374           1,593
   Service income related to the accounts
     receivable securitization                          (331)          (443)         (364)           (884)
                                                    -----------    -----------    -----------     -----------
                                                      $1,125         $  432        $1,796          $1,278
                                                    ===========    ===========    ===========     ===========

Shipping and handling expenses are classified in the following condensed consolidated statements of earnings line items:

                                                    For the three months ended     For the six months ended
                                                    --------------------------    ---------------------------
                                                    January 31,    January 31,    January 31,     January 31,
                                                       2003           2002          2003             2002
                                                    -----------    -----------    -----------     -----------
   Operating expenses                                 $37,291        $33,527       $67,070         $64,121
   Depreciation and amortization expense                1,505          1,721         3,177           3,289
   Equipment lease expense                              3,037          2,907         5,932           5,714
                                                    -------------  -----------    -----------     -----------
                                                      $41,833        $38,155       $76,179         $73,124
                                                    =============  ===========    ===========     ===========

F.  Long-Term Debt

Long-term debt consists of:

                                                                                   January 31,       July 31,
                                                                                      2003             2002
                                                                                ---------------  ---------------
     Senior Notes
       Fixed rate, 7.16%, due 2005-2013                                            $350,000         $350,000
       Fixed rate, 8.8%, due 2006-2009                                              184,000          184,000

     Credit agreement, variable interest rates, due 2006                            140,000                -

     Notes payable, 7.4% and 7.6% weighted average interest rates,
       respectively, due 2003 to 2011                                                11,057           12,177
                                                                                ---------------  ---------------
                                                                                    685,057          546,177
     Less:  current portion, included in other current liabilities on the
         condensed consolidated balance sheets                                        2,480            2,319
                                                                                ---------------  ---------------
                                                                                   $682,577         $543,858
                                                                                ===============  ===============

On December 10, 2002, Ferrellgas refinanced its $157.0 million bank credit facility with a $307.5 million amended bank credit facility, using $156.8 million of the funds available to purchase propane tanks and related assets that were previously leased, plus a $1.2 million payment of related accrued lease expense. The remaining portion of the amended bank credit facility is available for working capital, acquisition, capital expenditure and general partnership purposes and will terminate on April 28, 2006, unless extended or renewed. As of January 31, 2003, Ferrellgas had borrowings of $140.0 million, at a weighted average interest rate of 3.64%, under this amended bank credit facility. As of January 31, 2003, Ferrellgas believes that it had met all of the required quarterly financial tests and covenants.

All borrowings under the amended bank credit facility bear interest, at Ferrellgas' option, at a rate equal to either:

     o the base rate, which is defined as the higher of the federal funds rate plus 0.50% or Bank of America's prime rate (as of January 31, 2003, the federal funds rate and Bank of America's prime rate were 1.33% and 4.25%, respectively); or

     o the Eurodollar Rate plus a margin varying from 1.75% to 2.75% (as of January 31, 2003, the one-month Eurodollar Rate was 1.26%).

The scheduled annual principal payments on long-term debt as of January 31, 2003 are as follows:

                                                                                    Scheduled annual
             Fiscal year ending July 31,                                           principal payments
                                                                                  --------------------
               Payments remaining in 2003.......................................      $    760
               2004.............................................................         2,134
               2005.............................................................         2,299
               2006.............................................................       251,313
               2007.............................................................        59,039
               Thereafter.......................................................       369,512

G.  Asset Retirement Obligations

Statement of Financial Accounting Standard (SFAS) No. 143 provides accounting requirements for retirement obligations associated with tangible long-lived assets, including the requirement that a liability be recognized if there is a legal or financial obligation associated with the retirement of the assets. Ferrellgas adopted SFAS No. 143 beginning in the year ending July 31, 2003. This cumulative effect of a change in accounting principle resulted in a one-time charge to earnings of $2.8 million during the three months ended October 31, 2002, together with the recognition of a $3.1 million long-term liability and a $0.3 million long-term asset. Ferrellgas believes the implementation will not have a material ongoing effect on its financial position, results of operations and cash flows. These obligations relate primarily to the estimated future expenditures required to retire Ferrellgas' underground storage facilities. The remaining period until these facilities will require closure and remediation expenditures is approximately 50 years. The following table presents a reconciliation of the beginning and ending carrying amounts of the asset retirement obligation:

                                                                           Six months ended
                                                                           January 31, 2003
                                                                         ----------------------
     Asset retirement obligation as of August 1, 2002                      $          3,073
     Add: Accretion                                                                      99
                                                                         ----------------------
     Asset retirement obligation as of January 31, 2003                    $          3,172
                                                                         ======================

The related asset carried for the purpose of settling the asset retirement obligation is $0.3 million as of January 31, 2003, and is not a legally restricted asset. Assuming retroactive application of the change in accounting principle as of August 1, 2001, there would be no material change in the pro forma net earnings for the six months ended January 31, 2002. Other liabilities, assuming retroactive application of the change in accounting principle as of August 1, 2001 and July 31, 2002, would have increased $2.9 million and $3.1 million, respectively.

H.  Guarantees

Financial Accounting Standards Board (FASB) Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," expands the existing disclosure requirements for guarantees and requires recognition of a liability for the fair value of guarantees issued after December 31, 2002. As of January 31, 2003, the only material guarantees that Ferrellgas had outstanding were associated with residual value guarantees of operating leases. These operating leases are related to transportation equipment with remaining lease periods scheduled to expire over the next seven fiscal years. Upon completion of the lease period, Ferrellgas guarantees that the fair value of the equipment will equal or exceed the guaranteed amount, or Ferrellgas will pay the lessor the difference. The fair value of these residual value guarantees entered into after December 31, 2002 was $30 thousand as of January 31, 2003. Although the fair values at the end of the lease terms have historically exceeded these guaranteed amounts, the maximum potential amount of aggregate future payments Ferrellgas could be required to make under these leasing arrangements, assuming the equipment is worthless at the end of the lease term, is $16.6 million.

I.  Contingencies

Ferrellgas is threatened with or named as a defendant in various lawsuits that, among other items, claim damages for product liability. It is not possible to determine the ultimate disposition of these matters; however, management is of the opinion that there are no known claims or contingent claims that would reasonably be expected to have a material adverse effect on the financial condition, results of operations and cash flows of Ferrellgas. Currently, Ferrellgas is not a party to any legal proceedings other than various claims and lawsuits arising in the ordinary course of business.

J.  Distributions

On September 13, 2002 and December 13, 2002, Ferrellgas paid cash distributions of $25.4 million and $24.7 million for the three months ended July 31, 2002 and October 31, 2002, respectively. On March 14, 2003, Ferrellgas paid cash distributions of $21.3 million for the three months ended January 31, 2003.

K.  Business Combinations

During the six months ended January 31, 2003, Ferrellgas acquired the following retail propane businesses with an aggregate value at $43.6 million:

     o ProAm, Inc., based primarily in Georgia and Texas, acquired by Ferrellgas Partners and contributed to Ferrellgas, L.P. during December, 2002;

     o a branch of Cenex Propane Partners Co., based in Iowa, acquired November, 2002; and

     o Northstar Propane, based in Nevada, acquired November, 2002.

These purchases were primarily funded by $2.1 million of cash payments and the issuance of $41.6 million in limited partner interests.

The aggregate value of $43.6 million of these three retail propane businesses was preliminarily allocated as follows: $25.9 million for fixed assets such as customer tanks, buildings and land, $9.4 million for customer lists, $2.5 million for non-compete agreements and $5.8 million for net working capital. Net working capital was comprised of $7.8 million of current assets and $2.0 million of current liabilities. The estimated fair values and useful lives of assets acquired are based on a preliminary valuation and are subject to final valuation adjustments. Ferrellgas intends to continue its analysis of the net assets of these acquired businesses to determine the final allocation of the total purchase price to the various assets acquired. The weighted average amortization period for non-compete agreements and customer lists are five and 15 years, respectively.

The results of operations of all acquisitions have been included in the condensed consolidated financial statements from their dates of acquisition. The pro forma effect of these transactions was not material to the results of operations.

L.  Transactions with Related Parties

On December 18, 2002, Ferrellgas Partners, the limited partner of Ferrellgas, L.P., contributed $17.6 million in cash to Ferrellgas, L.P. See Note K for a description of the Ferrellgas Partners, L.P. contribution of assets and liabilities to Ferrellgas, L.P. in connection with the acquisition of ProAm. As a result of Ferrellgas Partners' contributions to Ferrellgas, the general partner contributed $603 thousand to Ferrellgas to maintain its 1.0101% general partnership interest.

M.  Adoption of New Accounting Standards

The FASB recently issued SFAS No. 143 "Accounting for Asset Retirement Obligations", SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities," SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure," FASB Financial Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" and FASB Financial Interpretation No. 46 "Consolidation of Variable Interest Entities."

SFAS No. 143 requires the recognition of a liability if a company has a legal or contractual financial obligation in connection with the retirement of a tangible long-lived asset. Ferrellgas implemented SFAS No. 143 beginning in the year ending July 31, 2003. This cumulative effect of a change in accounting principle resulted in a one-time charge to earnings of $2.8 million during the three months ended October 31, 2002, together with the recognition of a $3.1 million long-term liability and a $0.3 million long-term asset. See Note G for further discussion of these obligations. Ferrellgas believes this implementation will not have a material ongoing effect on its financial position, results of operations and cash flows.

SFAS No. 144 modifies the financial accounting and reporting for long-lived assets to be disposed of by sale and it broadens the presentation of discontinued operations to include more disposal transactions. Ferrellgas implemented SFAS No. 144 beginning in the year ending July 31, 2003, with no material effect on its financial position, results of operations and cash flows.

SFAS No. 145 eliminates the requirement that material gains and losses resulting from the early extinguishment of debt be classified as an extraordinary item in the condensed consolidated statements of earnings. Instead, companies must evaluate whether the transaction meets both the criteria of being unusual in nature and infrequent in occurrence. Other aspects of SFAS No. 145 relating to accounting for intangible assets of motor carriers and accounting for certain lease modifications do not currently apply to Ferrellgas. Ferrellgas will apply SFAS No. 145 to future early debt extinguishments beginning in the year ending July 31, 2003.

SFAS No. 146 modifies the financial accounting and reporting for costs associated with exit or disposal activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Additionally, the statement requires the liability to be recognized and measured initially at fair value. Under previous rules, liabilities for exit costs were recognized at the date of the entity's commitment to an exit plan. Ferrellgas has adopted and implemented SFAS No. 146 for all exit or disposal activities initiated after July 31, 2002. Ferrellgas believes the implementation will not have a material effect on its financial position, results of operations and cash flows.

SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. This statement also amends SFAS No. 123 disclosure requirements for annual and interim financial statements to provide more prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for the fiscal year ending July 31, 2003, with earlier application permitted. However, the interim disclosure requirements will be effective for the three months ending April 30, 2003. Ferrellgas is currently studying SFAS No. 148 and the related implications of SFAS No. 123.

FASB Financial Interpretation No. 45 expands the existing disclosure requirements for guarantees and requires that companies recognize a liability for guarantees issued after December 31, 2002. Ferrellgas implemented this interpretation beginning in the three months ended January 31, 2003. The implementation resulted in the recognition of a liability of $30 thousand, and a related prepaid asset of $30 thousand, both of which will be amortized over the life of the guarantees. See Note H for further discussion about these guarantees.

FASB Financial Interpretation No. 46 clarified Accounting Research Bulletin No. 51, "Consolidated Financial Statements." If certain conditions are met, this interpretation requires the primary beneficiary to consolidate certain variable interest entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity investment at risk to permit the variable interest entity to finance its activities without additional subordinated financial support from other parties. This interpretation is effective immediately for variable interest entities created or obtained after January 31, 2003. For variable interest entities acquired before February 1, 2003, the interpretation is effective for the first fiscal year or interim period beginning after June 15, 2003. Ferrellgas currently does not have any variable interest entities that would be subject to this interpretation.

N.  Restatement of Condensed Consolidated Statements of Cash Flows

Subsequent to the issuance of Ferrellgas's condensed consolidated financial statements for the three and six months ended January 31, 2003, management of Ferrellgas determined that the cash flows from Ferrellgas's accounts receivable securitizations should be reflected gross in its consolidated statements of cash flows and be included within operating activities rather than a net presentation within investing activities. As a result, Ferrellgas's condensed consolidated statements of cash flows for the six months ended January 31, 2003 and 2002 have been restated to present the gross cash flow activities from the accounts receivable securitizations and within the correct cash flow activity. A summary of the significant effects of the restatement is as follows:




                                                                  For the six months ended
                                                            --------------------------------------
                                                              January 31,           January 31,
                                                                  2003                 2002
                                                            -----------------     ----------------

      Cash Flows From Operating Activities

      Net cash provided by operating activities, as
        previously reported                                          $16,813              $50,266

      Adjustment of cash flows
        related to accounts receivable securitizations

        Proceeds from new accounts receivable
           securitizations                                            60,000               10,000

        Proceeds from collections reinvested in
           revolving period accounts receivable
          securitizations                                            303,837              307,827

        Remittances of amounts collected as servicer
          of accounts receivable securitizations                   (303,837)            (329,827)
                                                            -----------------     ----------------

      Net cash provided by operating activities, as
         restated                                                    $76,813              $38,266
                                                            =================     ================

      Cash Flows From Investing Activities

      Net cash used in investing activities, as
        previously reported                                       $(114,712)            $(26,554)

      Adjustment of cash flows
        related to accounts receivable securitizations              (60,000)               12,000
                                                            -----------------     ----------------

      Net cash (used in) investing activities, as restated        $(174,712)            $(14,554)
                                                            =================     ================

                          INDEPENDENT AUDITORS' REPORT

To the Partners of
Ferrellgas, L.P. and Subsidiaries
Liberty, Missouri

     We have audited the accompanying consolidated balance sheets of Ferrellgas, L.P. and subsidiaries (the "Partnership") as of July 31, 2002 and 2001, and the related consolidated statements of earnings, partners' capital and cash flows for each of the three years in the period ended July 31, 2002. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ferrellgas, L.P. and subsidiaries as of July 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note B (17), the Partnership adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets beginning in the first quarter of fiscal 2002.

     As discussed in Note P, the accompanying 2002 and 2001 consolidated statements of cash flows have been restated.

DELOITTE & TOUCHE LLP
Kansas City, Missouri
September 12, 2002 (May 29, 2003 as to Notes E and P)

                        FERRELLGAS, L.P. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                                  July 31,
                                                      ----------------------------------
ASSETS                                                      2002              2001
-------------------------------------------------     ----------------  ----------------

Current Assets:
  Cash and cash equivalents                           $      19,388     $     25,171
  Accounts and notes receivable (net of
    allowance for doubtful accounts of $1,467 and
    $3,159 in 2002 and 2001, respectively)                    74,274          56,772
  Inventories                                                 48,034          65,284
  Prepaid expenses and other current assets                    8,645          10,357
                                                      ----------------  ----------------
    Total Current Assets                                     150,341         157,584

  Property, plant and equipment, net                         506,531         491,194
  Goodwill                                                   124,190         114,171
  Intangible assets, net                                      98,170         116,747
  Other assets                                                 3,001          13,082
                                                      ----------------  ----------------
    Total Assets                                      $      882,233     $   892,778
                                                      ================  ================

LIABILITIES AND PARTNERS' CAPITAL
-------------------------------------------------

Current Liabilities:
  Accounts payable                                    $       54,316     $    55,472
  Other current liabilities                                   86,926          78,281
                                                      ----------------  ----------------
    Total Current Liabilities                                141,242         133,753

  Long-term debt                                             543,858         544,782
  Other liabilities                                           14,861          15,472
  Contingencies and commitments (Note K)                           -               -

Partners' Capital
  Limited partner                                            183,173         199,118
  General partner                                              1,871           2,034
  Accumulated other comprehensive loss                        (2,772)         (2,381)
                                                      ----------------  ----------------
    Total Partners' Capital                                  182,272         198,771
                                                      ----------------  ----------------
    Total Liabilities and Partners' Capital           $      882,233     $   892,778
                                                      ================  ================


                    See notes to these consolidated financial statements.

                        FERRELLGAS, L.P. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF EARNINGS
                                 (in thousands)

                                                                   For the year ended July 31,
                                                          ---------------------------------------------
                                                              2002            2001            2000
                                                          -------------   -------------   -------------

Revenues:
  Propane and other gas liquid sales                      $  953,117      $  1,381,940     $   879,380
  Other                                                       81,679            86,730          79,643
                                                          -------------   -------------   -------------
    Total revenues                                         1,034,796         1,468,670         959,023

Cost of product sold (exclusive of
  depreciation, shown with amortization below)               533,437           930,117         530,979
                                                          -------------   -------------   -------------

Gross profit                                                 501,359           538,553         428,044

Operating expense                                            279,622           288,258         255,838
Depreciation and amortization expense                         41,937            56,523          61,633
General and administrative expense                            27,157            25,508          24,587
Equipment lease expense                                       24,551            30,986          25,518
Employee stock ownership plan compensation charge              5,218             4,843           3,733
Loss (gain) on disposal of assets and other                    3,957             5,744            (356)
                                                          -------------   -------------   -------------

Operating income                                             118,917           126,691          57,091

Interest expense                                             (43,972)          (47,686)        (43,251)
Interest income                                                1,414             3,027           2,229
                                                          -------------   -------------   -------------

Net earnings                                              $   76,359      $    82,032      $    16,069
                                                          =============   =============   =============

                 See notes to these consolidated financial statements.

                        FERRELLGAS, L.P. AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
                                 (in thousands)

                                              Limited        General          Accumulated other        Total partners'
                                              partner        partner          comprehensive loss           capital
                                            -----------    -----------      ----------------------   -------------------
August 1, 1999                              $   89,555     $      906            $     (797)            $    89,664

Net assets contributed by MLP and General
 Partner in connection with acquisitions       167,888          1,715                     -                 169,603

Contributions in connection with
  ESOP compensation charge                       3,697             36                     -                   3,733

Quarterly distributions                        (77,961)          (795)                    -                 (78,756)

Comprehensive income:
    Net earnings                                15,907            162                     -                  16,069
    Pension liability adjustment                     -              8                   797                     805
                                                                                                      -------------------
Comprehensive income                                                                                         16,874

                                             -----------    -----------      ----------------------   -------------------
July 31, 2000                                  199,086          2,032                     -                 201,118

Contributions in connection with
  ESOP compensation charge                       4,793             50                     -                   4,843

Quarterly cash and accrued distributions       (85,964)          (877)                    -                 (86,841)

Comprehensive income:
    Net earnings                                81,203            829                     -                  82,032
    Other comprehensive income (loss):
      Cumulative effect of accounting change         -              -                   709
      Risk management fair value
         adjustment                                  -              -                  (289)
      Reclassification adjustments                   -              -                  (709)
      Pension liability adjustment                   -              -                (2,092)                 (2,381)
                                                                                                      -------------------
Comprehensive income                                                                                         79,651

                                             -----------    -----------      ----------------------   -------------------
July 31, 2001                                  199,118          2,034                (2,381)                198,771

 Contributions in connection with
  ESOP compensation charge                       5,165             53                     -                   5,218

 Quarterly cash and accrued distributions      (99,031)        (1,011)                    -                (100,042)

Net assets contributed by MLP and General
   Partner in connection with acquisitions       2,333             24                     -                   2,357

 Comprehensive income:
   Net earnings                                 75,588            771                     -                  76,359
  Other comprehensive income (loss):
     Risk management fair value adjustment           -              -                   136
     Pension liability adjustment                    -              -                  (527)                   (391)
                                                                                                     --------------------
 Comprehensive income                                                                                        75,968

                                             -----------    -----------      ----------------------   -------------------
July 31, 2002                               $  183,173    $     1,871            $   (2,772)            $   182,272
                                             ===========    ===========      ======================   ===================

                 See notes to these consolidated financial statements.

                        FERRELLGAS, L.P. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                   For the year ended July 31,
                                                          ---------------------------------------------
                                                              2002            2001            2000
                                                          -------------   -------------   -------------
                                                          (as restated*)  (as restated*)
Cash Flows From Operating Activities:
 Net earnings                                             $    76,359     $   82,032      $   16,069
 Reconciliation of net earnings to net cash provided
    by operating activities:
  Depreciation and amortization                                41,937         56,523          61,633
  Employee stock ownership compensation charge                  5,218          4,843           3,733
  Other                                                         3,705          6,906           3,049
  Changes in operating assets and liabilities, net of
     effects from business acquisitions:
    Accounts and notes receivable                              19,614         (9,121)        (12,609)
    Inventories                                                17,318         11,333         (25,423)
    Prepaid expenses and other current assets                   1,661         (2,071)           (731)
    Accounts payable                                           (1,385)       (39,792)         10,418
    Accrued interest expense                                     (511)         1,009           6,777
    Other current liabilities                                   1,915          2,233           7,140
    Other liabilities                                           2,057          2,302          (1,981)
 Accounts receivable securitization:
  Proceeds from new accounts receivable securitizations        30,000        115,000               -
  Proceeds from collections reinvested in revolving period
     accounts receivable securitizations                      360,677        725,955               -
  Remittance of amounts collected as servicer of accounts
     receivable securitizations                              (421,677)      (809,955)              -
                                                          -------------   -------------   -------------
     Net cash provided by operating activities                136,888        147,197          68,075
                                                          -------------   -------------   -------------
Cash Flows From Investing Activities:
 Business acquisitions, net of cash acquired                   (6,294)        (4,668)         47,656
 Cash paid for acquisition transaction fees                         -              -         (15,893)
 Capital expenditures - technology initiative                 (23,114)          (100)              -
 Capital expenditures - other                                 (14,402)       (15,148)        (20,755)
 Proceeds from sale leaseback transaction                           -              -          25,000
 Other                                                          4,237          1,652           5,737
                                                          -------------   -------------   -------------
      Net cash provided by (used in) investing activities     (39,573)        (18,264)        41,745
                                                          -------------   -------------   -------------
Cash Flows From Financing Activities:
 Distributions                                               (100,062)       (83,981)        (78,756)
 Proceeds from issuance of debt                                     -          9,843         226,490
 Principal payments on debt                                    (3,069)       (26,205)       (276,111)
 Net reductions to short-term borrowings                            -        (18,342)         (2,144)
 Cash paid for debt and lease financing costs                       -            (56)         (3,163)
 Contributions from partners                                       33              -           3,571
 Advance to Ferrellgas Partners, L.P.                               -            142              (3)
                                                          -------------   -------------   -------------
      Net cash (used in) financing activities                (103,098)      (118,599)       (130,116)
                                                          -------------   -------------   -------------

Increase (decrease) in cash and cash equivalents               (5,783)        10,334         (20,296)
Cash and cash equivalents - beginning of year                  25,171         14,837          35,133
                                                          -------------   -------------   -------------
Cash and cash equivalents - end of year                   $    19,388     $   25,171      $   14,837
                                                          =============   =============   =============

*See Note P to these consolidated financial statements.

                 See notes to these consolidated financial statements.

                        FERRELLGAS, L.P. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A.       Partnership Organization and Formation

     Ferrellgas, L.P. (the "Partnership" or "Operating Partnership") was formed April 22, 1994, and is a Delaware limited partnership. The Operating Partnership was formed to acquire, own and operate the propane business and assets of Ferrellgas, Inc. (the "Company" or "General Partner"), a wholly-owned subsidiary of Ferrell Companies, Inc. ("Ferrell"). The Company holds a 1.0101% general partner interest in the Operating Partnership and performs all management functions required for the Partnership. Ferrellgas Partners, L.P. (the "MLP") is a publicly traded limited partnership and holds a 98.9899% interest in the Partnership as the sole limited partner. The MLP and the Operating Partnership are governed by partnership agreements that were made effective at the time of formation of the partnerships. These agreements contain specific provisions for the allocation of net earnings and loss to each of the partners for purposes of maintaining the partner capital accounts.

     On July 17, 1998, 100% of the outstanding common stock of Ferrell was purchased primarily from Mr. James E. Ferrell and his family by a newly established leveraged employee stock ownership trust ("ESOT") established pursuant to the Ferrell Companies, Inc. Employee Stock Ownership Plan ("ESOP"). The purpose of the ESOP is to provide employees of the Company an opportunity for ownership in Ferrell and indirectly in the Partnership. As contributions are made by Ferrell to the ESOP in the future, shares of Ferrell are allocated to the Company employees' ESOP accounts.

     On June 5, 2000, the Partnership's partnership agreement was amended to allow the General Partner to have an option in maintaining its 1.0101% general partner interest concurrent with the issuance of other additional equity. Prior to this amendment, the Company was required to make capital contributions to maintain its 1.0101% general partner interest with the issuance of any additional equity.

B.       Summary of Significant Accounting Policies

     (1) Nature of operations: The Partnership is engaged primarily in the retail distribution of propane and related equipment and supplies in the United States. The retail market is seasonal because propane is used primarily for heating in residential and commercial buildings. The Partnership serves more than 1,000,000 residential, industrial/commercial and agricultural customers.

     (2) Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates. Significant estimates impacting the consolidated financial statements include reserves that have been established for product liability and other claims.

     (3) Principles of consolidation: The accompanying consolidated financial statements include the Partnership's accounts and those of its wholly-owned subsidiary, Ferrellgas Finance Corp, after elimination of all significant intercompany accounts and transactions. The accounts of this wholly-owned subsidiary are included based on the determination that the Partnership possesses a controlling financial interest through a direct ownership of a 100% voting interest and its ability to exert control over Ferrellgas Finance Corp. The wholly-owned subsidiary, Ferrellgas Receivables, LLC, is a qualifying special purpose entity and is accounted for using the equity method of accounting.

     (4) Cash and cash equivalents and non-cash activities: For purposes of the Consolidated Statements of Cash Flows, the Partnership considers cash equivalents to include all highly liquid debt instruments purchased with an original maturity of three months or less. Significant non-cash investing and financing activities are primarily related to the accounts receivables securitization and to business combinations and are disclosed in Note E and Note O, respectively.

     (5) Inventories: Inventories are stated at the lower of cost or market using average cost and actual cost methods. The Partnership enters into commodity derivative contracts involving propane and related products to hedge, reduce risk and anticipate market movements. The fair value of these derivative contracts is classified as inventory.

     (6) Accounts Receivable Securitization: The Partnership has agreements to transfer, on an ongoing basis, certain of its trade accounts receivable through an accounts receivables securitization facility and retains servicing responsibilities as well as a retained interest related to a portion of the transferred receivables. The Partnership accounts for the securitization of accounts receivable in accordance with Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Sevicing of Financial Assets and Extinguishments of Liabilities." As a result receivables are removed from the Consolidated Balance Sheet and a retained interest is recorded for the amount of receivables sold in excess of cash received.

     The Partnership determines the fair value of its retained interests based on the present value of future expected cash flows using management's best estimates of various factors, including credit loss experience and discount rates commensurate with the risks involved. These assumptions are updated periodically based on actual results, thus the estimated credit loss and discount rates utilized are materially consistent with historical performance. Due to the short-term nature of the Partnership's trade receivables, variations in the credit and discount assumptions would not significantly impact the fair value of the retained interests. Costs associated with the sale of receivables are included in "Loss (gain) on disposal of assets and other" in the Consolidated Statements of Earnings.

     (7) Property, plant and equipment: Property, plant and equipment are stated at cost less accumulated depreciation. Expenditures for maintenance and routine repairs are expensed as incurred. Also, the Partnership capitalizes equipment replacement and betterment expenditures that are (i) greater than $1,000, (ii) upgrade or completely rebuild major mechanical components and (iii) extend the original book life of the equipment. Depreciation is calculated using the straight-line method based on the estimated useful lives of the assets ranging from two to 30 years. In the first quarter of fiscal 2001, the Partnership increased the estimate of the residual values of its existing customer and storage tanks. This change in accounting estimate resulted from a review by management of its tank values established through an independent tank valuation obtained in connection with a financing completed in December 1999. The Partnership, using its best estimates based on reasonable and supportable assumptions and projections, reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of its assets might not be recoverable.

     (8) Goodwill: Goodwill is not amortized and is tested annually for impairment. Beginning in the first quarter of fiscal 2002, the Partnership adopted SFAS No. 142 which modified the financial accounting and reporting for acquired goodwill and other intangible assets, including the requirement that goodwill and some intangible assets no longer be amortized. The Partnership tested goodwill for impairment at the time the statement was adopted and during the third quarter of fiscal 2002, and will continue to do so on an annual basis. The results of these impairment tests did not have a material effect on the Partnership's financial position, results of operations and cash flows. The Partnership did not recognize any impairment losses as a result of these tests.

     (9) Intangible assets: Intangible assets, consisting primarily of customer lists and noncompete notes, are stated at cost, net of amortization calculated using either straight-line or accelerated methods over periods ranging from two to 15 years. The Partnership reviews identifiable intangibles for impairment in a similar manner as with long-lived assets. The Partnership, using its best estimates based on reasonable and supportable assumptions and projections, reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of its assets might not be recoverable.

     (10) Accounting for derivative commodity contracts: The Partnership enters into commodity options involving propane and related products to specifically hedge certain product cost risk. Any changes in the fair value of these specific cash flow hedge positions are deferred and included in other comprehensive income and recognized as an adjustment to the overall purchase price of product in the month the purchase contract is settled. The Partnership also enters into other commodity forward and futures purchase/sale agreements and commodity swaps and options involving propane and related products, which are not specific hedges to a certain product cost risk, but are used for risk management purposes. To the extent such contracts are entered into at fixed prices and thereby subject the Partnership to market risk, the contracts are accounted for using the fair value method. Under this valuation method, derivatives are carried on the Consolidated Balance Sheets at fair value with changes in that value recognized in earnings. The Partnership classifies all gains and losses from these derivative commodity contracts entered into for product risk management purposes as cost of product sold in the Consolidated Statements of Earnings.

     (11) Revenue recognition: Sales of propane are recognized by the Partnership at the time product is delivered to its customers. Revenue from the sale of propane appliances and equipment is recognized at the time of delivery or installation. Revenues from repairs and maintenance are recognized upon completion of the service. The Partnership recognizes shipping and handling revenues and expenses for sales of propane, appliances and equipment at the time of delivery or installation. Shipping and handling revenues are included in the price of propane charged to customers, and thus are classified as revenue. Shipping and handling expenses related to delivery personnel, vehicle repair and maintenance and general liability expenses are classified within operating expenses on the statement of earnings. Depreciation expenses on delivery vehicles the Partnership owns are classified within depreciation and amortization expenses. Lease expenses on delivery vehicles the Partnership leases are classified within equipment lease expense. See Note D for the financial statement presentation of shipping and handling expenses.

     (12) Cost of Product Sold: Cost of product sold includes all costs to acquire propane, other gas liquids and non-gas items, including the results from all risk management activities and the costs of storing and transporting inventory to the Partnership's retail districts prior to delivery to its customers.

     (13) Operating Expenses: Operating expenses primarily include the personnel, vehicle, delivery, handling, plant, office, selling, marketing, credit and collections and other expenses related to the retail distribution of propane and related equipment and supplies.

     (14) Income taxes: The Partnership is a limited partnership. As a result, the Partnership's earnings or losses for Federal income tax purposes are included in the tax returns of the individual partners. Accordingly, no recognition has been given to income taxes in the accompanying Consolidated Financial Statements of the Partnership. Net earnings for financial statement purposes may differ significantly from taxable income reportable to partners as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under the Partnership Agreement.

     (15) Unit and stock-based compensation: The Partnership accounts for the General Partner's Unit Option Plan and the Ferrell Companies Incentive Compensation Plan using the intrinsic value method under the provisions of Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees," and makes the fair value method pro forma disclosures required under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation."

     (16) Segment information: The Partnership is a single reportable operating segment engaging in the retail distribution of propane and related equipment and supplies.

     (17)  Adoption  of  new  accounting  standards:  The  Financial  Accounting
Standards Board (FASB) recently issued SFAS No. 141 "Business Combinations", SFAS No. 142 "Goodwill and Other Intangible Assets", SFAS No. 143 "Accounting for Asset Retirement Obligations", SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", and SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities."

     SFAS No. 141 requirements include, among other things, that all business combinations be accounted for by a single method - the purchase method. It applies to all business combinations initiated after June 30, 2001. The Partnership has historically accounted for business combinations using the purchase method; therefore, this new statement will not have a substantial impact on how the Partnership accounts for future combinations.

     SFAS No. 142 modified the financial accounting and reporting for acquired goodwill and other intangible assets, including the requirement that goodwill and some intangible assets no longer be amortized. The Partnership adopted SFAS No. 142 beginning in the first quarter of fiscal 2002. This adoption resulted in a reclassification to goodwill of both assembled workforce and other intangible assets. Although there was no cash flow effect, the Partnership's amortization expense decreased by $10,600,000 in fiscal 2002, compared to the amortization that would have been recorded had the new accounting statement not been issued. This new standard also required the Partnership to test goodwill for impairment at the time the standard was adopted and also on an annual basis. The results of these impairment tests did not have a material effect on the Partnership's financial position, results of operations and cash flows. The Partnership did not recognize any impairment losses as a result of these tests.

     SFAS No. 143 requires the recognition of a liability if a company has a legal or contractual financial obligation in connection with the retirement of a tangible long-lived asset. The Partnership will implement SFAS No. 143 beginning in the fiscal year ending July 31, 2003, and expects to record a one-time reduction to earnings during the first quarter of fiscal 2003, as a cumulative change in accounting principle, of approximately $2,800,000. The Partnership believes the implementation will not have a material ongoing effect on its financial position, results of operations and cash flows.

     SFAS No. 144 modifies the financial accounting and reporting for long-lived assets to be disposed of by sale and it broadens the presentation of discontinued operations to include more disposal transactions. The Partnership will implement SFAS No. 144 beginning in the fiscal year ending July 31, 2003, and believes the implementation will not have a material effect on its financial position, results of operations and cash flows.

     SFAS No. 145 eliminates the requirement that material gains and losses resulting from the early extinguishment of debt be classified as an extraordinary item in the results of operations. Instead, companies must evaluate whether the transaction meets both the criteria of being unusual in nature and infrequent in occurrence. Other aspects of SFAS No. 145 relating to accounting for intangibles assets of motor carriers and accounting for certain lease modifications do not currently apply to the Partnership. The Partnership will implement SFAS No. 145 beginning in the fiscal year ending July 31, 2003, and believes the implementation will not have a material effect on its financial position, results of operations and cash flows.

     SFAS No. 146 modifies the financial accounting and reporting for costs associated with exit or disposal activities. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Additionally, the statement requires the liability to be recognized and measured initially at fair value. Under previous rules, liabilities for exit costs were recognized at the date of the entity's commitment to an exit plan. The Partnership will adopt and implement SFAS No. 146 for any exit or disposal activities that are initiated after July 31, 2002. The Partnership believes the implementation will not have a material effect on its financial position, results of operations and cash flows

     (18) Reclassifications: Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the current year's consolidated financial statements' presentation.

C.       Quarterly Distributions of Available Cash

     The Partnership makes quarterly cash distributions of all of its "available cash", generally defined as consolidated cash receipts less consolidated cash disbursements and net changes in reserves established by the General Partner for future requirements. Reserves are retained in order to provide for the proper conduct of the Partnership business, or to provide funds for distributions with respect to any one or more of the next four fiscal quarters. Distributions are made within 45 days after the end of each fiscal quarter ending January, April, July and October.

     Distributions by the Partnership in an amount equal to 100% of its available cash, as defined in its Partnership Agreement, will generally be made 98.9899% to the MLP and 1.0101% to the General Partner.

D.       Supplemental Financial Statement Information

     Inventories consist of:
       (in thousands)                                                                 2002             2001
                                                                                 --------------   --------------
       Propane gas and related products........................................  $      29,169     $     45,966
       Appliances, parts and supplies..........................................         18,865           19,318
                                                                                 --------------   --------------
                                                                                 $      48,034     $     65,284
                                                                                 ==============   ==============

     In addition to inventories on hand, the Partnership enters into contracts to buy product for supply purposes. Nearly all of these contracts have terms of less than one year and most call for payment based on market prices at the date of delivery. All fixed price contracts have terms of less than one year. As of July 31, 2002, in addition to the inventory on hand, the Partnership had committed to make net delivery of approximately 7,061,000 gallons at a fixed price.

     Property, plant and equipment consist of:               Estimated
       (in thousands)                                      useful lives           2002         2001
                                                          --------------      -----------  -----------
       Land and improvements...........................        2-20            $ 40,781     $ 41,191
       Buildings and improvements......................         20               54,453       54,384
       Vehicles, including transport trailers..........        8-20              77,226       76,611
       Furniture and fixtures..........................         5                 8,730        9,523
       Bulk equipment and district facilities..........        5-30              93,816       90,930
       Tanks and customer equipment....................        5-30             473,324      472,593
       Computer equipment and software.................        2-5               29,530       25,515
       Computer software development in progress.......        n/a               29,904          100
       Other...........................................                           2,652        3,281
                                                                              -----------  -----------
                                                                                810,416      774,128
       Less:  accumulated depreciation.................                         303,885      282,934
                                                                              -----------  -----------
                                                                               $506,531     $491,194
                                                                              ===========  ===========

In a non-cash transaction, the Partnership has recognized payables as of July 31, 2002, totaling $6,956,000 related to the development of new computer software. The Partnership capitalized $697,000 of interest expense related to the development of computer software for the year ended July 31, 2002. Depreciation expense totaled $27,915,000, $28,332,000, and $37,941,000 for the fiscal years ended July 31, 2002, 2001, and 2000, respectively. In the first quarter of fiscal 2001, the Partnership increased the estimate of the residual values of its existing customer and storage tanks. Due to this change in the tank residual values, depreciation expense decreased by approximately $12,000,000 in both fiscal 2002 and 2001, respectively, as compared to the depreciation that would have been recorded using the previously estimated residual values.

     Other current liabilities consist of:
       (in thousands)                                                             2002         2001
                                                                              -----------  -----------
       Accrued interest................................                        $ 20,465     $ 22,816
       Accrued payroll.................................                          24,068       20,236
       Accrued insurance...............................                           9,409        8,056
       Other...........................................                          32,984       27,173
                                                                              -----------  -----------
                                                                               $ 86,926     $ 78,281
                                                                              ===========  ===========



Loss (gain) on disposal of assets and other consist of:

                                                                         For the year ended July 31,
                                                                       -------------------------------
                                                                         2002       2001       2000
                                                                       --------   --------   ---------
Loss (gain) on disposal of assets                                      $  3,223   $  1,459   $   (356)
Loss on transfer of accounts receivable related to
  the accounts receivable securitizations                                 2,019      5,611          -
Service income related to the accounts receivable securitizations        (1,285)    (1,326)         -
                                                                       --------   ---------  ---------
Loss (gain) on disposal of assets and other                            $  3,957   $  5,744   $   (356)
                                                                       ========   =========  =========


Shipping and handling expenses are classified in the following consolidated statements of earnings line items:

                                                                         For the year ended July 31,
                                                                       -------------------------------
                                                                         2002       2001       2000
                                                                       --------   --------   ---------
Operating expenses                                                     $123,226   $132,349   $114,181
Depreciation and amortization expense                                     6,930      6,764      9,058
Equipment lease expense                                                  11,479     11,578     10,963
                                                                       --------   --------   ---------
                                                                       $141,635   $150,691   $134,202
                                                                       ========   ========   =========

E.       Accounts Receivable Securitization

     On September 26, 2000, the Partnership entered into an account receivable securitization facility with Bank One, NA. As part of this renewable 364-day facility, the Partnership transfers an interest in a pool of its trade accounts receivable to Ferrellgas Receivables, LLC, a wholly-owned, special purpose entity, which sells its interest to a commercial paper conduit of Banc One, NA. The Partnership does not provide any guarantee or similar support to the collectability of these receivables. The Partnership structured the facility using a wholly-owned, qualifying special purpose entity in order to facilitate the transaction as required by Banc One, N.A. and to comply with the Partnership's various debt covenants. The Partnership remits daily to this special purpose entity funds collected on the pool of trade receivables held by Ferrellgas Receivables. The Partnership renewed the facility effective September 25, 2001, for a 364-day commitment with Bank One, NA and intends to renew the facility for an additional 364-day commitment on September 24, 2002.

     The Partnership transfers certain of its trade accounts receivable to Ferrellgas Receivables, LLC and retains an interest in a portion of these transferred receivables. As these transferred receivables are subsequently collected and the funding from the accounts receivable securitization facility is reduced, the Partnership's retained interest in these receivables is reduced. The net non-cash activity is fiscal 2001 relating to this retained interest was $7,225,000. In fiscal 2002, as the transferred receivables were collected and the funding from the accounts receivables securitization facility was reduced to zero, the Partnership retained interest in the transferred receivables was also reduced. As of July 31, 2002 the balance of the retained interest was zero.

     These amounts reported in the consolidated statements of earnings approximate the financing cost of issuing commercial paper backed by these accounts receivable plus an allowance for doubtful accounts associated with the outstanding receivables transferred to Ferrellgas Receivables. The weighted average discount rate used to value the retained interest in the transferred receivables was 3.61% and 6.48% during the fiscal years ended July 31, 2002 and 2001 respectively. Bad debt expense for these transferred receivables totaled $200,000 and $378,000 during the fiscal years ended July 31, 2002 and 2001, respectively.

F.       Goodwill

     SFAS No. 142 modified the financial accounting and reporting for acquired goodwill and other intangible assets, including the requirement that goodwill and some intangible assets no longer be amortized. The Partnership adopted SFAS No. 142 beginning in the first quarter of fiscal 2002. This adoption resulted in a reclassification to goodwill of both assembled workforce and other intangible assets classified as other assets with remaining book value of $10,019,000.

     The changes in the carrying amount of goodwill for the year ended July 31, 2002, are as follows:

     (in thousands)

                                                                                    Intangible       Other
                                                                   Goodwill           Assets         Assets
                                                                --------------    --------------   ------------
     Balance as of July 31, 2001, net of accumulated
        amortization............................................$    114,171      $    116,747     $   13,082
     Reclassified to goodwill...................................      10,019            (8,221)        (1,798)
     Additions during the period................................           -             3,866              -
     Amortization expense.......................................           -           (14,022)             -
     Reduction of investment in unconsolidated
        subsidiary (see Note E).................................           -                 -         (7,225)
     Other changes .............................................           -              (200)        (1,058)
                                                                --------------    --------------   ------------
     Balance as of July 31, 2002................................$    124,190      $      98,170     $   3,001
                                                                ==============    ==============   ============

     The remaining intangible assets are subject to amortization. The following table discloses the Partnership's net earnings for the fiscal years ended July 31, 2002, 2001 and 2000, adding back the amortization expense related to goodwill and some intangible assets that are no longer amortized.

                                                                         For the year ended July 31,
                                                                        ----------------------------
     (in thousands)                                                       2002      2001      2000
                                                                        --------  --------  --------
     Reported net earnings......................................        $ 76,359  $ 82,032  $ 16,069
     Add back: Goodwill amortization............................               -    11,308     6,474
                                                                        --------  --------  --------
     Adjusted net earnings......................................        $ 76,359  $ 93,340  $ 22,543
                                                                        ========  ========  ========

G.       Intangible Assets, net

         Intangible assets, net consist of:

                                                July 31, 2002                                July 31, 2001
                                  -------------------------------------------   --------------------------------------------
                                     Gross                                        Gross
                                    Carrying      Accumulated                    Carrying       Accumulated
     (in thousands)                  Amount       Amortization        Net         Amount        Amortization        Net
                                  -------------- -------------- --------------  -------------- -------------- --------------
     Customer lists...............   $ 208,662     $(124,860)      $  83,802       $ 207,667     $(114,679)      $  92,988
     Non-compete agreements.......      62,893       (48,525)         14,368          60,222       (44,684)         15,538
     Assembled workforce..........           -             -               -           9,600        (1,379)          8,221
                                  -------------- -------------- --------------  -------------- -------------- --------------
       Total......................   $ 271,555     $(173,385)      $  98,170       $ 277,489     $(160,742)      $ 116,747
                                  ============== ============== ==============  ============== ============== ==============

     Customer lists have estimated lives of 15 years, while non-compete agreements have estimated lives ranging from two to 10 years.

(in thousands)
Aggregate Amortization Expense:                 2002       2001       2000
-------------------------------              ---------  ---------  ---------
For the year ended July 31,                  $ 14,022   $ 16,883   $ 17,218


    (in thousands)
         Estimated Amortization Expense:
         --------------------------------
         For the year ended July 31, 2003............................ $11,656
         For the year ended July 31, 2004............................  10,682
         For the year ended July 31, 2005............................. 10,150
         For the year ended July 31, 2006.............................  9,631
         For the year ended July 31, 2007.............................  8,991


H.       Long-Term Debt


    Long-term debt consists of:
    (in thousands)

                                                                                    2002              2001
                                                                                -------------     ------------
    Senior Notes
      Fixed rate, 7.16% due 2005-2013 (1).......................................$   350,000       $  350,000
      Fixed rate, 8.8%, due 2006-2009 (2).......................................    184,000          184,000

    Notes payable, 7.6% and 7.9% weighted average interest rates,
      respectively, due 2002 to 2011............................................     12,177           12,566
                                                                                -------------     ------------
                                                                                    546,177          546,566
    Less:  current portion, included in other current liabilities
      on the consolidated balance sheets........................................      2,319            1,784
                                                                                -------------     ------------
                                                                                $   543,858       $  544,782
                                                                                =============     ============

     (1) The fixed rate Senior Notes ("$350 million Senior Notes"), issued in August 1998, are general unsecured obligations of the Partnership and rank on an equal basis in right of payment with all senior indebtedness of the Partnership and senior to all subordinated indebtedness of the Partnership. The outstanding principal amount of the Series A, B, C, D and E Notes shall be due on August 1, 2005, 2006, 2008, 2010, and 2013, respectively. In general, the Partnership does not have the option to prepay the Notes prior to maturity without incurring prepayment penalties.

     (2) The fixed rate Senior Notes ("$184 million Senior Notes"), issued in February 2000, are general unsecured obligations of the Partnership and rank on an equal basis in right of payment with all senior indebtedness of the Partnership and senior to all subordinated indebtedness of the Partnership. The outstanding principal amount of the Series A, B and C Notes are due on August 1, 2006, 2007 and 2009, respectively. In general, the Partnership does not have the option to prepay the Notes prior to maturity without incurring prepayment penalties.

     At July 31, 2002, the unsecured $157,000,000 Credit Facility (the "Credit Facility"), expiring June 2003, consisted of a $117,000,000 unsecured working capital, general corporate and acquisition facility, including a letter of credit facility, and a $40,000,000 revolving working capital facility. This $40,000,000 facility is subject to an annual reduction in outstanding balances to zero for thirty consecutive days. All borrowings under the Credit Facility bear interest, at the borrower's option, at a rate equal to either a) LIBOR plus an applicable margin varying from 1.25 % to 2.25 % or, b) the bank's base rate plus an applicable margin varying from 0.25 % to 1.25 %. The bank's base rate at July 31, 2002 and 2001 was 4.75% and 6.75%, respectively. In addition, a commitment fee is payable on the daily unused portion of the credit facility (generally a per annum rate of 0.0375% at July 31, 2002).

     The Partnership had no short-term borrowings outstanding under the credit facility at July 31, 2002 and 2001. Letters of credit outstanding, used primarily to secure obligations under certain insurance arrangements, totaled $40,614,000 and $46,660,000, respectively. At July 31, 2002, the Partnership had $116,386,000 of funding available. The Partnership incurred commitment fees of $445,000 and $460,000 in fiscal 2002 and 2001, respectively. Effective July 16, 2001, the credit facility was amended to increase the letter of credit sub-facility availability from $60,000,000 to $80,000,000.

     On December 17, 1999, in connection with the purchase of Thermogas, LLC ("Thermogas acquisition") (see Note O), the Partnership assumed a $183,000,000 loan that was originally issued by Thermogas, LLC ("Thermogas") and had a maturity date of June 30, 2000. On February 28, 2000, the Partnership issued $184,000,000 of Senior Notes at an average interest rate of 8.8% in order to refinance the $183,000,000 loan. The additional $1,000,000 in borrowings was used to fund debt issuance costs.

     The $350 million and $184 million Senior Notes and the Credit Facility agreement contain various restrictive covenants applicable to the Partnership and its subsidiaries, the most restrictive relating to additional indebtedness. In addition, the Partnership is prohibited from making cash distributions if a default or event of default exists or would exist upon making such distribution, or if the Partnership fails to meet certain coverage tests. The Partnership is in compliance with all requirements, tests, limitations and covenants related to these debt agreements. The scheduled annual principal payments on long-term debt are to be $2,319,000 in 2003, $2,134,000 in 2004, $2,299,000 in 2005,
$111,313,000 in 2006, $59,039,000 in 2007 and $369,073,000 thereafter.

I.       Derivatives

     SFAS  No.  133   "Accounting   for  Derivative   Instruments   and  Hedging
Activities", as amended by SFAS No. 137 and SFAS No. 138, requires all derivatives (with certain exceptions), whether designated in hedging relationships or not, to be recorded on the consolidated balance sheet at fair value. As a result of implementing SFAS No. 133 at the beginning of fiscal 2001, the Partnership recognized in its first quarter of fiscal 2001, gains totaling $709,000 and $299,000 in accumulated other comprehensive income and the consolidated statements of earnings, respectively. In addition, beginning in the first quarter of fiscal 2001, the Partnership recorded subsequent changes in the fair value of positions qualifying as cash flow hedges in accumulated other comprehensive income and changes in the fair value of other positions in the consolidated statements of earnings. The Partnership's overall objective for entering into derivative contracts for the purchase of product is related to hedging, risk reduction and to anticipate market movements. Other derivatives are entered into to reduce interest rate risk associated with long term debt and lease obligations. Fair value hedges are derivative financial instruments that hedge the exposure to changes in the fair value of an asset or a liability or an identified portion thereof attributable to a particular risk. Cash flow hedges are derivative financial instruments that hedge the exposure to variability in expected future cash flows attributable to a particular risk. The Partnership uses cash flow hedges to manage exposures to product purchase price risk and to manage exposure to interest rate risks. The Partnership uses cash flow hedges to manage exposures to product purchase price risk and to manage exposure to interest rate risks.

     Fluctuations in the wholesale cost of propane expose the Partnership to purchase price risk. The Partnership purchases propane at various prices that are eventually sold to its customers, exposing the Partnership to future product price fluctuations. Also, certain forecasted transactions expose the Partnership to purchase price risk. The Partnership monitors its purchase price exposures and utilizes product hedges to mitigate the risk of future price fluctuations. Propane is the only product hedged with the use of product hedge positions. The Partnership uses derivative contracts to hedge a portion of its forecasted purchases for up to one year in the future. These derivatives are designated as cash flow hedging instruments. Because these derivatives are designated as cash flow hedges, the effective portions of changes in the fair value of the derivatives are recorded in other comprehensive income (OCI) and are recognized in the consolidated statements of earnings when the forecasted transaction impacts earnings. The $136,000 risk management fair value adjustment classified as other comprehensive income on the consolidated statements of partners' capital at July 31, 2002, will be recognized in the consolidated statements of earnings during fiscal 2003. Changes in the fair value of cash flow hedges due to hedge ineffectiveness, if any, are recognized in cost of product sold on the consolidated statements of earnings. During fiscal years ended July 31, 2002 and 2001 the Partnership did not recognize any gain or loss in earnings related to hedge ineffectiveness and did not exclude any component of the derivative contract gain or loss from the assessment of hedge effectiveness related to the cash flow hedges. The fair value of the derivatives related to purchase price risk is classified on the consolidated balance sheets as inventories.

     Through its risk management trading activities, the Partnership also purchases and sells derivatives that are not designated as accounting hedges to manage other risks associated with commodity prices. Emerging Issues Task Force issue 98-10 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" applies to these activities. The types of contracts utilized in these activities include energy commodity forward contracts, options and swaps traded on the over-the-counter financial markets, and futures and options traded on the New York Mercantile Exchange. The Partnership utilizes published settlement prices for exchange traded contracts, quotes provided by brokers and estimates of market prices based on daily contract activity to estimate the fair value of these contracts. The changes in fair value of these risk management trading activities are recognized as they occur in cost of product sold on the consolidated statements of earnings. During fiscal years ended July 31, 2002, 2001 and 2000, the Partnership recognized risk management trading gains (losses) related to derivatives not designated as accounting hedges of $(6,148,000), $23,320,000, and $28,413,000, respectively.

     Estimates related to our risk management trading activities are sensitive to uncertainty and volatility inherent in the energy commodities markets and actual results could differ from these estimates. Assuming a hypothetical 10% adverse change in prices for the delivery month of all energy commodities, the potential loss in future earnings of such a change is estimated at $1,100,000 for risk management trading activities as of July 31, 2002. The preceding hypothetical analysis is limited because changes in prices may or may not equal 10%.

     The following table summarizes the change in the unrealized fair value of contracts from risk management trading activities for the fiscal years ended July 31, 2002 and 2001. This table summarizes the contracts where settlement has not yet occurred.

                                                                                       Fiscal year ended
     (in thousands)                                                                         July 31,
                                                                                 -------------------------------
                                                                                     2002              2001
                                                                                 -------------    --------------
     Unrealized (losses) in fair value of contracts outstanding
     at beginning of year....................................................... $   (12,587)     $      (359)
     Unrealized gains and (losses) recognized at inception......................           -                -
     Unrealized gains and (losses) recognized as a result of changes in
           valuation techniques or assumptions..................................           -                -
     Other unrealized gains and (losses) recognized.............................      (6,148)          23,320
     Less:  realized gains and (losses) recognized..............................     (14,166)          35,548
                                                                                 -------------    --------------
     Unrealized (losses) in fair value of contracts outstanding at end of year.. $    (4,569)     $   (12,587)
                                                                                 =============    ==============

     The following table summarizes the maturity of these contracts for the valuation methodologies the Partnership utilizes as of July 31, 2002 and 2001. This table summarizes the contracts where settlement has not yet occurred.

     (in thousands)

                                                                                      Fair Value of Contracts
                                                                                           at Period-End
                                                                                ------------------------------------
                                                                                                    Maturity greater
                                                                                                      than 1 year
                                                                                   Maturity less       and less
                         Source of Fair Value                                      than 1 year       than 18 months
                                                                                ----------------    ----------------
     Prices actively quoted.....................................................  $      (328)        $           -
     Prices provided by other external sources..................................       (4,225)                  (16)
     Prices based on models and other valuation methods.........................            -                     -
                                                                                ----------------    ----------------
     Unrealized  (losses) in fair value of contracts  outstanding
          at July 31, 2002......................................................  $    (4,553)        $         (16)
                                                                                ================    ================

     Prices actively quoted.....................................................  $    (2,535)        $           -
     Prices provided by other external sources..................................       (4,061)               (5,991)
     Prices based on models and other valuation methods.........................            -                     -
                                                                                ----------------    -----------------
     Unrealized  (losses) in fair value of contracts  outstanding
          at July 31, 2001......................................................  $    (6,596)        $      (5,991)
                                                                                ================    =================

     The following table summarizes the gross transaction volumes in barrels (one barrel equals 42 gallons) for risk management trading contracts that were physically settled for the years ended July 31, 2002, 2001 and 2000:

     (in thousands)
     Fiscal year ended July 31, 2002..................................    11,162
     Fiscal year ended July 31, 2001..................................    18,539
     Fiscal year ended July 31, 2000..................................    42,284

     The Partnership also uses forward contracts, not designated as accounting hedges under SFAS No. 133, to help reduce the price risk related to sales made to its propane customers. These forward contracts meet the requirement to qualify as normal purchases and sales as defined in SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, and thus are not adjusted to fair market value.

     As of July 31, 2002, the Partnership holds $546,177,000 in primarily fixed rate debt and $156,000,000 in variable rate operating leases. Fluctuations in interest rates subject the Partnership to interest rate risk. Decreases in interest rates increase the fair value of the Partnership's fixed rate debt, while increases in interest rates subject the Partnership to the risk of increased interest expense related to its variable rate debt and operating leases.

     The Partnership enters into cash flow hedges to help reduce its overall interest rate risk. Interest rate caps are used to hedge the risk associated with rising interest rates and their effect on forecasted transactions related to variable rate debt and lease obligations. These interest rate caps are designated as cash flow hedges and are outstanding at July 31, 2002. Thus, the effective portions of changes in the fair value of the hedges are recorded in OCI at interim periods and are recognized as interest expense in the Consolidated Statements of Earnings when the forecasted transaction impacts earnings. During the fiscal years ended July 31, 2002 and 2001 the Partnership did not recognize any gain or loss in earnings related to hedge ineffectiveness and did not exclude any component of the derivative contract gain or loss from the assessment of hedge effectiveness related to cash flow hedges. Cash flow hedges are assumed to hedge the risk of changes in cash flows of the hedged risk.

J.       Transactions with Related Parties

     The Partnership has no employees and is managed and controlled by the General Partner. Pursuant to the Partnership Agreement, the General Partner is entitled to reimbursement for all direct and indirect expenses incurred or payments it makes on behalf of the Partnership, and all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership's business. These costs, which totaled $197,863,000, $194,519,000, and $179,033,000 for the years ended July 31, 2002, 2001, and 2000, respectively, include compensation and benefits paid to officers and employees of the General Partner and general and administrative costs. Additionally the amount due to the MLP at July 31, 2002, and 2001, was $2,838,000 and $3,087,000, respectively, and included the funds to enable the MLP to pay its senior unit distribution on September 13, 2002.

     On December 12, 2001, the MLP issued 37,487 of its common units to Ferrell Propane, Inc., a subsidiary of the General Partner in connection with the acquisition of Blue Flame Bottle Gas (see Note O). The MLP common unit issuance compensated Ferrell Propane for its retention of $725,000 of certain tax liabilities of Blue Flame.

     During fiscal 2000, The Williams Companies, Inc. ("Williams") became a related party to the Partnership due to the MLP's issuance of its senior units to a subsidiary of Williams as part of the Thermogas acquisition (See Note O). In April 2001, Williams sold all its senior units to JEF Capital Management, Inc., an entity owned by James E. Ferrell, Chairman, Chief Executive Officer and President of the General Partner, and thereafter, ceased to be a related party of the Partnership. During fiscal 2001 and 2000, the Partnership recognized wholesale sales to Williams of $493,000 and $2,091,000, respectively. In connection with its normal purchasing and risk management activities, the Partnership entered into, with Williams as a counterparty, certain purchase, forward, futures, option and swap contracts. During fiscal 2001 and 2000 the Partnership recognized a net increase (decrease) to cost of sales of $(4,456,000) and $3,645,000, respectively, related to these activities.

     During fiscal 2000, Williams provided propane supply and general and administrative services to the Partnership to assist in the integration of the acquisition. The Partnership paid $67,547,000, $4,062,000 and $176,000 to Williams in fiscal 2000 and classified these costs to cost of product sold, general and administrative expenses and operating expenses, respectively.

     Ferrell International Limited, FI Trading, Inc. and Ferrell Resources, LLC are beneficially owned by James E. Ferrell and thus are affiliates of the Partnership. The Partnership enters into transactions with Ferrell International Limited and FI Trading in connection with its risk management activities and does so at market prices in accordance with an affiliate trading policy approved by the General Partner's Board of Directors. These transactions include forward, option and swap contracts and are all reviewed for compliance with the policy. During fiscal 2002, 2001 and 2000, the Partnership recognized net receipts (disbursements) from purchases, sales and commodity derivative transactions of $10,692,000, $(28,140,000), and $(8,508,000), respectively. These net purchases, sales and commodity derivative transactions with Ferrell International Limited and FI Trading, Inc. are classified as cost of product sold. Amounts due from Ferrell International Limited at July 31, 2002 and 2001 were $396,000 and $0, respectively. Amounts due to Ferrell International Limited at July 31, 2002 and 2001 were $266,000 and $0, respectively.

     During fiscal 2002, 2001 and 2000, Ferrell International Limited, FI Trading, Inc. and Ferrell Resources, LLC paid the Partnership a total of $40,000, $40,000, and $313,000, respectively, for accounting and administration services.

     The Partnership also leased propane tanks from Ferrell Propane, Inc., a subsidiary of the General Partner from October 1998 until February 2002, at which time, Ferrell Propane sold all its tanks to an unrelated entity. The Partnership recognized $300,000, $515,000, and $515,000 of lease expense during fiscal years 2002, 2001, and 2000.

K.       Contingencies and Commitments

     The Partnership is threatened with or named as a defendant in various lawsuits that, among other items, claim damages for product liability. It is not possible to determine the ultimate disposition of these matters; however, management is of the opinion that there are no known claims or contingent claims that will have a material adverse effect on the financial condition, results of operations or cash flows of the Partnership. Currently, the Partnership is not a party to any legal proceedings other than various claims and lawsuits arising in the ordinary course of business.

     On December 6, 1999,  the  Partnership  entered into,  with Banc of America
Leasing & Capital LLC, a $25,000,000 operating lease involving the sale-leaseback of a portion of the Partnership's customer tanks. This operating lease has a term that expires June 30, 2003 and may be extended for two additional one-year periods at the option of the Partnership, if such extension is approved by the lessor. On December 17, 1999, immediately prior to the closing of the Thermogas acquisition (See Note O), Thermogas entered into, with Banc of America Leasing & Capital LLC, a $135,000,000 operating lease involving a portion of its customer tanks. In connection with the Thermogas acquisition, the Partnership assumed all obligations under the $135,000,000 operating lease, which has terms and conditions similar to the December 6, 1999, $25,000,000 operating lease discussed above. Prior to the end of these lease terms, the Partnership intends to secure additional financing in order to purchase the related customer tanks. No assurances can be given that such financing will be obtained or, if obtained, such financing will be on terms equally favorable to the Partnership.

     Effective June 2, 2000, the Partnership entered into an interest rate cap agreement ("Cap Agreement") with Bank of America, related to variable quarterly rent payments due pursuant to two operating tank lease agreements. The variable quarterly rent payments are determined based upon a floating LIBOR based interest rate. The Cap Agreement, which expires June 30, 2003, requires Bank of America to pay the Partnership at the end of each March, June, September and December the excess, if any, of the applicable three month floating LIBOR interest rate over 9.3%, the cap, applied to the total obligation due each quarter under the two operating tank lease agreements. The total obligation under these two operating tank lease agreements as of July 31, 2002 and 2001 was $156,000,000 and $157,600,000, respectively.

     Certain property and equipment is leased under noncancelable operating leases which require fixed monthly rental payments and which expire at various dates through 2020. Rental expense under these leases totaled $36,959,000, $42,420,000, and $35,292,000 for the years ended July 31, 2002, 2001, and 2000, respectively. Future minimum lease commitments for such leases in the next five years, including the aforementioned operating tank leases, are $26,986,000 in 2003, $13,478,000 in 2004, $10,223,000 in 2005, $8,228,000 in 2006 and
$5,020,000 in 2007.

     In addition to the future minimum lease commitments, the Partnership plans to purchase vehicles and computers at the end of their lease terms totaling $158,577,000 in 2003, $4,738,000 in 2004, $4,105,000 in 2005, $2,076,000 in 2006
and $6,944,000 in 2007. The Partnership intends to renew other vehicle, tank and computer leases that would have had buyouts of $5,039,000 in 2003 and $311,000 in 2004.

L.       Employee Benefits

     The Partnership has no employees and is managed and controlled by the General Partner. The Partnership assumes all liabilities, which include specific liabilities related to the following employee benefit plans for the benefit of the officers and employees of the General Partner.

     Ferrell makes contributions to the ESOT, which causes a portion of the shares of Ferrell owned by the ESOT to be allocated to employees' accounts over time. The allocation of Ferrell shares to employee accounts causes a non-cash compensation charge to be incurred by the Partnership, equivalent to the fair value of such shares allocated. This non-cash compensation charge is reported separately in the Partnership's Consolidated Statements of Earnings and thus excluded from operating and general and administrative expenses. The non-cash compensation charge has increased from fiscal 2000 to fiscal 2001 primarily due to the effect of employees added to the company from the Thermogas acquisition (see Note O). This charge increased from fiscal 2001 to fiscal 2002 primarily due to the increase in the fair value of the Ferrell shares allocated to employees. The Partnership is not obligated to fund or make contributions to the ESOT.

     The General Partner and its parent, Ferrell, have a defined contribution profit-sharing plan which includes both profit sharing and matching contributions. The plan covers substantially all employees with more than one year of service. With the establishment of the ESOP in July 1998, the Company suspended future profit sharing contributions to the plan beginning with fiscal year 1998. The plan, which qualifies under section 401(k) of the Internal Revenue Code, also provides for matching contributions under a cash or deferred arrangement based upon participant salaries and employee contributions to the plan. Unlike the profit sharing contributions, these matching contributions were not eliminated with the establishment of the ESOP. Contributions for the years ended July 31, 2002, 2001, and 2000, were $2,773,000, $3,235,000, and
$2,869,000, respectively, under the 401(k) provisions.

     The General Partner has a defined benefit plan that provides participants who were covered under a previously terminated plan with a guaranteed retirement benefit at least equal to the benefit they would have received under the terminated plan. Until July 31, 1999, benefits under the terminated plan were determined by years of credited service and salary levels. As of July 31, 1999, years of credited service and salary levels were frozen. The General Partner's funding policy for this plan is to contribute amounts deductible for Federal income tax purposes and invest the plan assets primarily in corporate stocks and bonds, U.S. Treasury bonds and short-term cash investments. As of July 31, 2002 and 2001, other comprehensive income was reduced and other liabilities were increased $527,000 and $2,092,000, respectively because the accumulated benefit obligation of this plan exceeded the fair value of plan assets.

M.       Unit Options of the Partnership and Stock Options of Ferrell Companies,
         Inc.

     Prior to April 19, 2001, the Second Amended and Restated Ferrellgas Unit Option Plan (the "unit option plan") authorized the issuance of options (the "unit options") covering up to 850,000 of the MLP's common units to employees of the General Partner or its affiliates. Effective April 19, 2001, the unit option plan was amended to authorize the issuance of options covering an additional 500,000 common units. The unit option plan is intended to meet the requirements of the New York Stock Exchange equity holder approval policy for option plans not approved by the equity holders of a company, and thus approval of the plan from the unitholders of the MLP was not required. The Board of Directors of the General Partner administers the unit option plan, authorizes grants of unit options thereunder and sets the unit option price and vesting terms of unit options in accordance with the terms of the unit option plan. No single officer or director of the General Partner may acquire more than 314,895 common units under the unit option plan. The unit options outstanding as of July 31, 2002, are exercisable at exercise prices ranging from $16.80 to $21.67 per unit, which was an estimate of the fair market value of the units at the time of the grant. In general, the options currently outstanding under the unit option plan vest over a five-year period, and expire on the tenth anniversary of the date of the grant.

                                                            Number         Weighted           Weighted
                                                             Of            Average             Average
                                                            Units        Exercise Price      Fair Value
                                                        -------------    --------------    --------------
Outstanding, August 1, 1999 ..........................      782,025       $      18.23
Granted...............................................            -                  -      $        -
Forfeited.............................................      (60,500)             19.38
                                                        -------------
Outstanding, July 31, 2000............................      721,525              18.13
Granted...............................................      651,000              17.90            2.56
Exercised.............................................     (101,250)             16.80
Forfeited.............................................      (42,075)             19.27
                                                        -------------
Outstanding, July 31, 2001............................    1,229,200              18.08
Granted...............................................            -                  -               -
Exercised.............................................      (55,350)             16.80
Forfeited.............................................      (98,450)             18.04
                                                        -------------
Outstanding, July 31, 2002............................    1,075,400              18.15
                                                        -------------
Options exercisable, July 31, 2002....................      594,725              18.25
                                                        =============


                                                       Options Outstanding at
                                                           July 31, 2002
                                                     ---------------------------
Range of option prices at end of year.................      $16.80-$21.67
Weighted average remaining contractual life...........        6.2 Years


     The Ferrell Companies Incentive Compensation Plan (the "ICP") was established by Ferrell to allow upper-middle and senior level managers of the General Partner to participate in the equity growth of Ferrell. The shares underlying the stock options are common shares of Ferrell, therefore, there is no potential dilution of the Partnership. The Ferrell ICP stock options vest ratably in 5% to 10% increments over 12 years or 100% upon a change of control of Ferrell, or the death, disability or retirement at the age of 65 of the participant. Vested options are exercisable in increments based on the timing of the payoff of Ferrell debt, but in no event later than 20 years from the date of issuance.

     The Partnership accounts for stock-based compensation using the intrinsic value method prescribed in APB No. 25 and related Interpretations. Accordingly, no compensation cost has been recognized for the unit option plan, or for the ICP. Had compensation cost for these plans been determined based upon the fair value at the grant date for awards under these plans, consistent with the methodology prescribed under SFAS No. 123, the Partnership's net earnings would have been adjusted as noted in the table below:

       (in thousands)                        2002        2001        2000
                                           --------    --------    --------
       Net earnings as reported............$76,359     $82,032     $16,069

       Deduct: Total stock-based
         employee compensation
         determined under fair value
         based method for all awards......     (10)       (498)        (79)
                                           --------    --------    --------

       Pro forma net earnings..............$76,349     $81,534     $15,990
                                           ========    ========    ========

     The  fair  value  of the  unit  options  granted  during  fiscal  2001  was determined using a binomial option valuation model with the following assumptions: a) distribution amount of $0.50 per unit per quarter, b) average common unit price volatility of 23.2%, c) the risk-free interest rate used was 4.4%, and d) the expected life of the option used was five years. The fair value of the Ferrell Companies, Inc. ICP stock options granted during the 2002, 2001 and 2000 fiscal years were determined using a binomial option valuation model with the following assumptions: a) no dividends, b) average stock price volatility of 19.2%, 13.2% and 10.1% used in 2002, 2001 and 2000, respectively,
c) the risk-free interest rate used was 4.3%, 5.2% and 6.4% in 2002, 2001 and 2000, respectively and d) expected life of the options between five and 12 years.

N.       Disclosures About Fair Value of Financial Instruments

     The carrying amount of short-term financial instruments approximates fair value because of the short maturity of the instruments. The estimated fair value of the Partnership's long-term financial instruments was $545,428,000 and $544,004,000 as of July 31, 2002 and 2001, respectively. The fair value is estimated based on quoted market prices.

     Interest Rate Collar and Cap Agreements. The Partnership from time to time has entered into various interest rate collar and cap agreements involving, among others, the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts. During fiscal 2001, an interest rate collar agreement expired. As of July 31, 2002, an interest rate cap agreement with a counterparty who is a large financial institution remained in place. The fair value of this interest rate cap agreement at July 31, 2002 and 2001 was de minimis.

O.       Business Combinations

     During the year ended July 31, 2002, the Partnership acquired three retail propane businesses with an aggregate value at $10,790,000.

     o    Blue Flame Bottle Gas, based in southern Arizona

     o    Alabama Butane Co., based in central and south Alabama

     o    Alma Farmers Union Co-op, based in western Wisconsin.

     These purchases were funded by $6,294,000 of cash payments and, in non-cash transactions, the issuance of 117,487 common units of the MLP valued at an aggregate of $2,325,000, and $2,171,000 of notes payable to the seller. The aggregate value was allocated as follows: $7,064,000 for fixed assets such as customer tanks, buildings and land, $2,671,000 for non-compete agreements, $1,195,000 for customer lists, $32,000 for other assets and $(172,000) for net working capital. Net working capital was comprised of $556,000 of current assets and $728,000 of current liabilities. The weighted average amortization period for non-compete agreements and customer lists are five and 15 years, respectively.

     During the year ended July 31, 2001, the Partnership made acquisitions of three businesses with an aggregate value of $418,000. The purchases were funded by $200,000 of cash payments and, in a non-cash transaction, the issuance of $218,000 of notes payable to the seller. Non-compete agreements and customer lists were assigned values of $228,000 and $4,000, respectively.

     On December 17, 1999, the MLP purchased Thermogas from a subsidiary of Williams. At closing the following noncash transactions occurred: a) the MLP issued $175,000,000 in MLP senior units to the seller, b) the Partnership assumed a $183,000,000 loan, (see Note H) and c) the Partnership assumed a $135,000,000 operating lease (see Note K). After the conclusion of these acquisition-related transactions, including the merger of the Partnership and Thermogas, the Partnership acquired $61,842,000 of cash, which remained on the Thermogas balance sheet at the acquisition date. The Partnership paid $17,146,000 in additional costs and fees related to the acquisition. As part of the Thermogas acquisition, the Partnership agreed to reimburse Williams for the value of working capital received by the Partnership in excess of $9,147,500. On June 6, 2000, the Partnership and Williams agreed upon the amount of working capital that was acquired by the Partnership on December 17, 1999. The Partnership reimbursed Williams $5,652,500 as final settlement of this working capital reimbursement obligation. In fiscal 2000, the Partnership had accrued $7,033,000 in involuntary employee termination benefits and exit costs, which it expected to incur within twelve months from the acquisition date as it implemented the integration of the Thermogas operations. This accrual included $5,870,000 of termination benefits and $1,163,000 of costs to exit Thermogas activities. The Partnership paid $2,788,000 and $1,306,000 for termination benefits and $491,000 and $890,000 for exit costs in fiscal years 2001 and 2000, respectively. The remaining liability for termination benefits and exit costs was reduced in fiscal 2001 by $1,558,000 as an adjustment to goodwill.

     Prior to the issuance of SFAS No. 141, "Business Combinations," the total assets contributed to the Partnership (at the Partnership's cost basis) were allocated as follows: (a) working capital of $16,870,000, (b) property, plant and equipment of $140,284,000, (c) $60,200,000 to customer list with an estimated useful life of 15 years, (d) $9,600,000 to assembled workforce with an estimated useful life of 15 years, (e) $3,071,000 to non-compete agreements with an estimated useful life ranging from one to seven years, and (f) $86,475,000 to goodwill at an estimated useful life of 15 years. The transaction was accounted for as a purchase and, accordingly, the results of operations of Thermogas have been included in the Consolidated Financial Statements from the date of acquisition. Pursuant to the implementation of SFAS No. 141, assembled workforce was considered an acquired intangible asset that did not meet the criteria for recognition apart from goodwill. Effective August 1, 2000, the $8,221,000 carrying value of assembled workforce was reclassified to goodwill.

     The following pro forma financial information assumes that the Thermogas acquisition occurred as of August 1, 1999 (unaudited):

                                                    For the year ended
     (in thousands)                                    July 31, 2000
                                                    -------------------
     Total revenues ...............................     $1,055,031
     Net loss.......................................        (3,594)

     During the fiscal year ended July 31, 2000, the Partnership made acquisitions of two other businesses with an aggregate value of $7,183,000, in addition to the Thermogas acquisition. These purchases were funded by $6,338,000 of cash payments and the following noncash transactions: the issuance of $601,000 of notes payable to the seller, $46,000 of common units of the MLP and $198,000 of other costs and consideration. Customer lists and non-compete agreements were assigned values of $2,056,000 and $601,000, respectively.

     All transactions were accounted for using the purchase method of accounting and, accordingly, the results of operations of all acquisitions have been included in the Consolidated Financial Statements from their dates of acquisition. The pro forma effect of these transactions, except those related to the Thermogas acquisition, was not material to the results of operations.


P.   Restatement of Consolidated Statements of Cash Flows

     Subsequent to the issuance of the Partnership's consolidated financial statements for the year ended July 31, 2002, management of the Partnership determined that the cash flows from the Partnership's accounts receivable securitizations should be reflected gross in its consolidated statements of cash flows and be included within operating activities rather than a net presentation within investing activities. The Partnership had previously disclosed the gross activity within the notes to the consolidated financial statements. As a result, the Partnership's consolidated statements of cash flows for the years ended July 31, 2002 and 2001 have been restated to present the gross cash flow activities from the accounts receivable securitizations and within the correct cash flow activity. A summary of the significant effects of the restatement is as follows:

                                                                               For the year ended July 31,
                                                                           ------------------------------------

      (in thousands)                                                           2002               2001
                                                                           --------------     --------------

      Cash Flows From Operating Activities

      Net cash provided by operating activities, as previously reported         $167,888           $116,197

      Adjustment of cash flows related to accounts receivable securitizations

        Proceeds from new accounts receivable
           securitizations                                                        30,000            115,000

        Proceeds from collections reinvested in revolving
          period accounts receivable securitizations                             360,677            725,955

        Remittances of amounts collected as servicer of
          accounts receivable securitizations                                  (421,677)          (809,955)
                                                                           --------------     --------------


      Net cash provided by operating activities, as restated                    $136,888           $147,197
                                                                           ==============     ==============


      Cash Flows From Investing Activities

      Net cash provided by (used in) investing activities, as
         previously reported                                                   $(70,573)            $12,736

      Adjustment of cash flows related to accounts receivable
        securitizations                                                           31,000           (31,000)
                                                                           --------------     --------------


      Net cash (used in) investing activities, as restated                     $(39,573)          $(18,264)
                                                                           ==============     ==============

                          INDEPENDENT AUDITORS' REPORT

To the Partners of
Ferrellgas, L.P. and Subsidiaries
Liberty, Missouri

     We have audited the consolidated financial statements of Ferrellgas, L.P. and subsidiaries (the "Partnership") as of July 31, 2002 and 2001, and for each of the three years in the period ended July 31, 2002 and have issued our report thereon, which included two explanatory paragraphs relating to a change in accounting principle and to the restatement described in Note P, dated September 12, 2002, May 29, 2003 as to Notes E and P. Our audit also included the financial statement schedules listed in Item 15. These financial statement
schedules  are  the   responsibility  of  the  Partnership's   management.   Our
responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP
Kansas City, Missouri
September 12, 2002

                        FERRELLGAS, L.P. AND SUBSIDIARIES
Schedule II
                        VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)


                                                               Additions
                                                     ---------------------------
                                     Balance at                                     Deductions
          Description               beginning of     Charged to         Other       (amounts        Balance at
                                       period        cost/expenses    additions    charged-off)    end of period
-------------------------------     ------------     -------------   -----------   ------------    -------------
Year ended July 31, 2002

Allowance for doubtful accounts     $     3,159      $      1,604    $        0    $    (3,296)    $      1,467

Year ended July 31, 2001

Allowance for doubtful accounts           2,388             3,029             0         (2,258            3,159

Year ended July 31, 2000

Allowance for doubtful accounts           1,296             2,349             0         (1,257)           2,388

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Liberty, State of Missouri, on June 10, 2003.

                  FERRELLGAS, L.P.

                  By:    FERRELLGAS, INC., its general partner

                         By:    /s/ Kevin T. Kelly
                               -------------------------------------------------
                               Kevin T. Kelly
                               Senior Vice President and Chief Financial Officer

                                INDEX TO EXHIBITS

   Exhibit
   Number                         Description
  --------                       -------------
    3.1 Second Amended and Restated Agreement of Limited Partnership of Ferrellgas, L.P. dated as of October 14, 1998. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P. filed March 17, 1999.

    3.2 First Amendment to the Second Amended and Restated Agreement of Limited Partnership of Ferrellgas, L.P. dated as of June 5, 2000. Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P. filed June 14, 2000.

    4.1 Ferrellgas, L.P., Note Purchase Agreement, dated as of July 1, 1998, relating to: $109,000,000 6.99% Senior Notes, Series A, due August 1, 2005, $37,000,000 7.08% Senior Notes, Series B, due August 1, 2006, $52,000,000 7.12% Senior Notes, Series C, due August 1, 2008, $82,000,000 7.24% Senior Notes, Series D, due August 1, 2010, and $70,000,000 7.42% Senior Notes, Series E, due August 1, 2013. Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 10-K of Ferrellgas Partners, L.P. filed October 29, 1998.

    4.2 Ferrellgas, L.P., Note Purchase Agreement, dated as of February 28, 2000, relating to: $21,000,000 8.68% Senior Notes, Series A, due August 1, 2006, $70,000,000 8.78% Senior Notes, Series B, due August 1, 2007, and $93,000,000 8.87% Senior Notes, Series C, due August 1, 2009. Incorporated by reference to Exhibit 4.2 to the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P. filed March 16, 2000.

   10.1 Fourth Amended and Restated Credit Agreement, dated as of December 6, 2002, by and among Ferrellgas, L.P., Ferrellgas, Inc., Bank of America National Trust and Savings Association, as agent, and the other financial institutions party. Incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P. filed December 11, 2002.

   10.2 Receivable Interest Sale Agreement, dated as of September 26, 2000, by and between Ferrellgas, L.P., as originator, and Ferrellgas Receivables, L.L.C., as buyer. Incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K of Ferrellgas Partners, L.P. filed October 26, 2000.

   10.3 First Amendment to the Receivable Interest Sale Agreement dated as of January 17, 2001, by and between Ferrellgas, L.P., as originator, and Ferrellgas Receivables, L.L.C., as buyer. Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P. filed March 14, 2001.

   10.4 Receivables Purchase Agreement, dated as of September 26, 2000, by and among Ferrellgas Receivables, L.L.C., as seller, Ferrellgas, L.P., as servicer, Jupiter Securitization Corporation, the financial institutions from time to time party hereto, and Bank One, NA, main office Chicago, as agent. Incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K of Ferrellgas Partners, L.P. filed October 26, 2000.

   10.5 First Amendment to the Receivables Purchase Agreement, dated as of January 17, 2001, by and among Ferrellgas Receivables, L.L.C., as seller, Ferrellgas, L.P., as servicer, Jupiter Securitization Corporation, the financial institutions from time to time party hereto, and Bank One, N.A., main office Chicago, as agent. Incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P. filed March 14, 2001.

   10.6 Second Amendment to the Receivables Purchase Agreement dated as of September 25, 2001, by and among Ferrellgas Receivables, L.L.C., as seller, Ferrellgas, L.P., as servicer, Jupiter Securitization Corporation, the financial institutions from time to time party hereto, and Bank One, N.A., main office Chicago, as agent. Incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K of Ferrellgas Partners, L.P. filed
               October 25, 2001.

   10.7 Third Amendment to the Receivables Purchase Agreement, dated as of September 24, 2002, by and among Ferrellgas Receivables, L.L.C., as seller, Ferrellgas, L.P., as servicer, Jupiter Securitization Corporation, the financial institutions from time to time party hereto, and Bank One, NA, main office Chicago, as agent. Incorporated by reference to Exhibit 10 to the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P. filed
               October 23, 2002.

 # 10.8 Ferrell Companies, Inc. Supplemental Savings Plan, Restated January 1, 2000. Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Ferrellgas Partners, L.P. filed February 18, 2003.

 # 10.9        Second Amended and Restated Ferrellgas Unit Option Plan.
               Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Ferrellgas Partners, L.P. filed June 5, 2001.

# 10.10        Ferrell Companies, Inc. 1998 Incentive Compensation Plan.
               Incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K of Ferrellgas Partners, L.P. filed October 29, 1998.

# 10.12 Employment agreement between James E. Ferrell and Ferrellgas, Inc., dated July 31, 1998. Incorporated by reference to Exhibit
               10.13 to the Annual Report on Form 10-K of Ferrellgas Partners, L.P. filed October 29, 1998.

# 10.13 Employment agreement between Patrick Chesterman and Ferrellgas, Inc. dated July 31, 2000. Incorporated by reference to Exhibit
               10.19 to the Annual Report on Form 10-K of Ferrellgas Partners, L.P. filed October 26, 2000.

# 10.14        Employment agreement between Kevin Kelly and Ferrellgas, Inc.
               dated July 31, 2000. Incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K of Ferrellgas Partners, L.P. filed October 26, 2000.

** 99.1 Items 1, 2, 3, 6, 7, 7A and 14 of the Annual Report on Form 10-K of Ferrellgas Partners for the fiscal year ended July 31, 2002.

** 99.2 Amendment No. 1 to the Annual Report on Form 10-K/A of Ferrellgas Partners for the fiscal year ended July 31, 2002, including the exhibits thereto.

** 99.3 Quarterly Report on Form 10-Q of Ferrellgas Partners for the quarterly period ended October 31, 2002, including (i)Exhibit
               23.1 thereto and (ii) the consolidated balance sheets of Ferrellgas, Inc as of July 31, 2002, together with the report of Deloitte & Touche LLP with respect thereto filed as Exhibit
               99.15 thereto.

** 99.4 Quarterly Report on Form 10-Q of Ferrellgas Partners for the quarterly period ended January 31, 2003.

** 99.5 Current Report on Form 8-K of Ferrellgas Partners filed as of May 6, 2003, including the consolidated balance sheets of Ferrellgas, Inc. as of January 31, 2003 and July 31, 2002, filed as Exhibit 99.15 thereto.

** 99.6 Amendment No. 2 to the Annual Report on Form 10-K/A of Ferrellgas Partners for the fiscal year ended July 31, 2002, including the exhibits thereto.

** 99.7 Quarterly Report on Form 10-Q/A of Ferrellgas Partners for the quarterly period ended January 31, 2003.

** 99.8 Current Report on Form 8-K of Ferrellgas Partners furnished on September 13, 2002.

** 99.9 Current Report on Form 8-K of Ferrellgas Partners filed on September 24, 2002, including the exhibits thereto.

** 99.10 Current Report on Form 8-K of Ferrellgas Partners furnished on November 19, 2002.

** 99.11 Current Report on Form 8-K of Ferrellgas Partners furnished on February 3, 2003.

** 99.12 Current Report on Form 8-K of Ferrellgas Partners filed on February 18, 2003, including the exhibits thereto.

** 99.13 Current Report on Form 8-K of Ferrellgas Partners furnished on February 19, 2003.

** 99.14 Current Report on Form 8-K of Ferrellgas Partners furnished on May 21, 2003.

** 99.15 Current Report on Form 8-K of Ferrellgas Partners furnished on May 29, 2003.



______________________________________________
     **        Previously filed.
      #        Management contracts or compensatory plans.



                                      E-2